

if light had a voice



COLOR KINETICS INC

annual report 2006




if light had a

voice

Is there a better tool for expression than our voice? We can use it to shout, whisper, sing or cheer. We can change the inflection and tone. We can tell vivid stories with the vocabulary we choose.

Light is no different.

It can shout and whisper. Its tone can vary from soothing to exciting. It too can tell vivid stories, and CK provides the vocabulary to make it so.

Light doesn't have to be utilitarian – not anymore. CK puts tools and technologies into the hands of creative thinkers who quite literally transform environments with light, both visually and practically. Though it's been shown to affect the way people live, work, and feel, light has long been considered an afterthought. CK strives to change that notion, giving light a voice to create experiences, inspire new applications, and even mitigate strain on our world's resources.

to our shareholders:

There's never been a more exciting time to be part of the lighting business.

LED technology has made it possible to communicate with light – whether to create an immersive experience, blend art and architecture, or wrap a façade in video imagery. Moreover, the technology has fueled global discussion about the important role that energy-efficient light sources can play in protecting our world's resources. In 2006 Color Kinetics influenced these trends with an unwavering focus on innovation, global expansion and strong operational performance.

Financially, we delivered another year of solid results in 2006. Total revenues grew 24% year over year to a record $65.4 million. Our gross margins of 56% improved significantly from 2005, and our net income prior to stock-based compensation charges rose 30% to $5.6 million or $0.28 per fully diluted share. On a GAAP basis, our EPS was $0.16 per fully diluted share, and we ended the year with our 15th consecutive quarter of profitability.

These results paint a picture of growth and transformation – not just for CK, but the industry at large. According to many government agencies,



pictured, left to right
DAVID K. JOHNSON, *Senior Vice President & Chief Financial Officer,*
JEFFREY A. CASSIS, *Senior Vice President & Chief Operating Officer,*
IHOR A. LYS, Ph.D., *Chief Scientist,*
FREDERICK M. MORGAN, *Chief Technology Officer,*
WILLIAM J. SIMS, *President & Chief Executive Officer*

researchers and industry leaders, LEDs are widely considered integral to the future of lighting. For CK, this is rewarding validation of the many years we spent developing fundamental technologies while generating awareness in a market whose initial response was skepticism. Now the markets for LED lighting are strong and growing, and CK is preparing in parallel to lead the transformation forward.



Some of our 2006 achievements included:

- Product line expansion in both color and white light
- The completion of a successful follow-on public stock offering
- The unveiling of new landmark installations such as LAX Gateway at Los Angeles International Airport, the London Eye, and feature film Deck the Halls
- Accelerating strength in licensing
- An expanded sales reach with additions to our own team and a larger network of strategic distribution partners
- The issuance of 14 new patents
- A successful conclusion of all litigation with Super Vision, resulting in a settlement that calls for Super Vision to take a royalty-bearing license
- The award of a $1.7 million grant by the U.S. Department of Energy
- Inclusion among Forbes' top 25 technology growth companies
- Our first Market Open ceremony at NASDAQ – a memorable moment in CK history

CK's strategy for growth entails a three-pronged approach across lighting systems, OEM and licensing, with the goal to ultimately touch every application of intelligent LED illumination. The year 2006 saw progress in each of these three areas, all intended to help drive broader adoption of LED technology across numerous markets. We are committed to exploring multiple paths that might support our long-term goals, whether through organic growth or strategic alliances, including mergers & acquisitions.

Lighting Systems – The Core Engine for Growth

Lighting systems sales drove the majority of our 2006 revenues, and demonstrate increasing global demand for intelligent LED illumination. We believe the breadth and visibility of our installations, which range from international landmarks to intimate restaurants, are testament to our complete system approach, quality, performance and reliability. On-going advancements in LEDs are exciting, but they're only one component of a lighting system that has many layers of complexity – from thermal management, binning and optics to high-efficiency LED drivers and advanced power components. Our leadership position is strengthened by our expertise across all of these critical layers, and

operating highlights

ANNUAL REVENUES
(in millions)


$28.8
$40.2
$52.9
$65.4
2003
2004
2005
2006

GROSS MARGIN


48.8%
50.6%
52.9%
56.0%
2003
2004
2005
2006

CASH AND INVESTMENTS
(in millions, at December 31)

OF EMPLOYEES


$5.7
$55.2
$57.2
$100.0
2003
2004
2005
2006
80
93
122
137
2003
2004
2005
2006

NET INCOME (LOSS)
(in millions)


$(0.7)
$2.4
$4.3
$5.6
←$3.2
2003
2004
2005
2006

DILUTED EARNINGS (LOSS) PER SHARE


$(0.26)
$0.14
$0.22
$0.28
←$0.16
2003
2004
2005
2006

2006 results include stock-based compensation expense of $2.4 million, or $0.12 diluted earnings per share. GAAP net income and diluted earnings per share in 2006 were $3.2 million and $0.16, respectively.

is reflected by our product roadmap, which is perhaps more aggressive than ever. As many new market entrants are finding, it's not as simple as mounting LEDs on a printed circuit board.

White light sales represent a small but growing piece of our overall lighting systems revenues. We're bolstered by our expanded product lines that now extend from simple single-color devices to advanced systems with color temperature control, covering a range of output levels. In 2007 we plan to further expand our mix of white light products to take advantage of growing opportunities in this very broad market, which ranges from the very high-end specification class to basic lamps and fixtures. These opportunities are fueled in part by increasing awareness of the role that lighting plays as a chief energy drain – accounting for 22% of the nation's electricity use. Although general illumination is the long-term goal, we believe there are multiple ways to reach the market prior to mainstream mass adoption.

There has been plenty of buzz about replacing inefficient incandescent lamps with compact fluorescent sources to save energy. California and Australia have proposals on the table to ban the sale of incandescent lamps altogether. We believe that public discussion of energy-efficient lighting will only help set the stage for an eventual crossover to LED sources as the right long-term solution. Performance trends suggest they may ultimately match and surpass the efficacy of compact fluorescents, but they already deliver a host of additional benefits – not the least of which is their mercury-free content. Even the minimal amounts of mercury in fluorescents require them to be treated as hazardous waste and disposed of under tight restrictions, in some cases regulated by government agencies. Other clear-cut benefits of LED sources include digital control, longer source life, no radiated heat or UV, and a higher quality of light output.

Our progress in white light is exciting, yet we remain equally focused on the markets for color lighting, which we estimate at $4 – 5 billion worldwide. Offerings in development range from market-specific versions of existing products, to entirely new systems not available anywhere today. We believe that LED technology is clearly the best means for lighting with color today, and that it has allowed the color lighting market to grow by enabling completely new applications, such as video-with-light. CK's control technology has allowed an emerging crop of less costly but more flexible displays where illumination and video converge. These displays can take virtually any physical form and put low-resolution video where it was formerly impossible – beneath plexiglass floors, wrapped around sculptures, and even on rooftops.

OEM – Empowering Cross-Industry Product Development

We signed a number of important OEM agreements in 2006 that span multiple industries, including household products (Kohler) and TV & film lighting (ARRI Group). We also formed a relationship with Arrow Electronics, an $11 billion distributor of electronic components, who will offer our OEM products through its large North American sales network and service our smaller OEM accounts.

In addition to pursuing relationships with ancillary market leaders, we also continue our dialogue with the lighting fixture manufacturers who today comprise a majority of the market and recognize the powerful potential of LED technology for their businesses. Along with the sale of our off-the-shelf Digital Light Engines, we intend to boost our capabilities for the design of custom OEM products – which we've successfully delivered for existing partners. To support our growing base of OEM customers, we are increasing investments in dedicated engineering support.

Licensing – Monetizing a 10-Year Investment in Research & Development

CK has amassed a formidable portfolio of intellectual property fueled by our on-going investments in innovation. Our patents protect our own commercialized systems and technologies, but they also relate to vertical products and applications of intelligent LED lighting. Today we can name several industry leaders among our licensees, including Osram Sylvania for Gotham Architectural Downlighting and SC Johnson. We've also signed large, well-established manufacturers within our own industry, such as Martin Professional, Robe Show Lighting and Neo-Neon. In Q4 2006 we reached a quarterly record in licensing revenues at $1.1 million. Yet it's important to note that this number does not yet include contributions from eight of the new licensees we added in 2006.

Our pipeline of prospects in active negotiations is significant, driven in part by our strong and growing patent portfolio and the caliber of licensees we've successfully attracted. We believe that our licensing program will gain further strength as the power of intelligence, which is the core of our IP, becomes more widely acknowledged and adopted in place of simple or "dumb" LED offerings. As the cost of control continues to drop, we envision a future where all lighting could become intelligent. If the source is inherently smart and the cost is comparable, there seems little reason for end users to choose "on, off and dim" when they could have so much more.

Follow the Leader

In our first ten years, CK has enabled more intelligent LED lighting installations around the globe than any other company, including major international landmarks, skyscrapers, TV sets, feature films, hotels, casinos, retail stores and events. We have shipped over two million LED lighting devices worldwide, sold or licensed our technology to dozens of companies within and beyond the lighting industry, contributed to the creation of industry standards, and worked alongside government agencies to promote the advancement of LED technology. We invented complete, integrated systems for LED lighting that have become a widely adopted standard today.

Our next challenge? To drive forward an industry transformation that we're credited for sparking ten years ago. We're prepared from the inside out, benefiting from strategic investments across critical areas like engineering, product development, sales and channel expansion, customer service and support, marketing and branding. Just as a successful LED lighting system requires precision at every layer, so does a growing world-class company.

Lighting as we know it is undergoing massive change, but not by itself. It takes a leader with equal parts vision and execution to harness the LED breakthroughs happening in laboratories and bring them to real-world fruition in complete lighting systems. It takes CK.



William J. Sims
President and Chief Executive Officer

be heard

CK has plenty to say.

Each of us is inspired by the prospect

of changing the world through light.





We give light a voice to surpass the constraints of bulbs and fixtures.

CK boasts a world-class engineering organization that includes some of the founding fathers of intelligent LED lighting. Better than anyone, we understand the complexities, technical challenges, standards and compliance demands that are critical to developing complete LED illumination systems, whether for color or white light. We've mastered the necessities – from thermal management, binning and optics to high-efficiency LED drivers and advanced power components. We can turn a 20-story façade into a customizable animated surface, and a 20,000 square foot lake into a multimedia spectacle.

Brian Chemel, Director, Control Product Development



It's more than a utility. In the field we see light with a voice that sparks imagination, and it's our job to make that possible.

From behind the scenes to the front line, CK Applications Engineers turn plans on paper into living installations. They climb bridges, scale towers and regularly book flights at a moment's notice to bring projects to life in the field. They've been everywhere from the set of Wheel of Fortune, to private residences, to the tallest building in Qatar. Back at home they man the newly improved tech support line. Our customers know that CK builds relationships on trust.

Justin Rawlings, Applications Engineering Manager



Light is the voice of our customers; it's how they express vision and creativity.

Lighting designers, architects, interior designers, theatrical set builders, visual merchandisers… these are some of our customers, and they all communicate with light. It's our job to meet growing demand for LED lighting solutions with a broad sales network that encompasses CK sales managers, manufacturer's representatives, domestic and international distributors and dealers. We have representation in 50 countries on 6 continents supplementing our own salesforce, with plans to reach even farther as market opportunities grow.

Brandon Siemion,
Director of Lighting Systems Sales, East



Light has a voice that's universal; it inspires and informs at all corners of the globe.

CK's vast portfolio of lighting installations spans the world, and our sales support team provides the dedicated coverage to match. Any question, from any time zone, we strive to back up our industry-leading products and technology with a fully-staffed, rock-solid support function. In 2006 we bolstered our efforts with increased staffing from Inside Sales to Order Management. At CK it's about creating a positive experience for our customers at every point of contact

Jason Rakip, Director of Inside Sales; Leslie Stoen, Customer Service Representative

The collective voice and passion of "CK Nation" set us apart in a fast-moving field.

How many companies does it take to change the light bulb? We think we have the answer. CK employs the best and the brightest in our mission to transform environments for the better. Never content to coast on past accomplishments, our people approach each new challenge with the drive, energy and teamwork you'd expect from an industry-changing innovator. This passion reaches across all departments and functions, from Supply Chain Management and Finance to Human Resources and Legal. There's pride and privilege in being a part of this CK-led lighting revolution.

Cathi Villano, Recruiting Manager; Dan Gaudet, Deputy General Counsel; Dave Ciccarelli, Supply Chain Manager; Meigan Campbell, Revenue Manager



We were among the first to voice the story of intelligent LED lighting, separating fact from science fiction.

How do you convince a century-old industry that it's embarking on complete transformation? Back when LEDs were known as humble blinking lights in electronic devices, CK set about telling an altogether different story. We educated the specification community, canvassed industry events, swept dozens of awards, hosted hands-on seminars, captured news headlines and created a buzz that still resonates today. Our brand has become synonymous with leadership, and in 2007 we launched a new corporate identity that reflects the strength and influence we've accumulated within the multi-billion dollar lighting industry. Our story is a best-seller.

Felicia Spagnoli,
Corporate Communications Manager



We lend voice to light by making it part of the global discussion on energy conservation.

Rapid advances in LED technology are fueling its potential as an energy-efficient alternative to conventional sources. From California's Title 24 to Australia's proposed ban of incandescent bulbs, there's never been more spotlight on the need for energy-conserving lighting technologies. CK is front-and-center in the discussion, working alongside the U.S. Department of Energy and other organizations to promote LED technology as the right long-term solution. Additionally, we've long been an advocate for industry standards that facilitate the adoption of technically sound and safe LED lighting systems – including strict adherence to regulatory and compliance codes for safety, emissions, hazardous substances and more.

Kevin Dowling, Ph.D, Vice President, Innovation



Voices gain strength in chorus, and we look to drive adoption of intelligent LED lighting through cross-industry collaboration.

CK has amassed considerable knowledge, experience and intellectual property over our ten years – assets that we make available to third parties via OEM and licensing relationships. Recognizing that we can't be all things to all markets on our own, we choose to propagate our technology within and beyond the core lighting space through strategic partnerships. Some of the world's foremost brands in their fields – SC Johnson, Kohler, Osram Sylvania for Gotham Architectural Downlighting, ARRI Group, Martin Professional and Robe Show Lighting – have aligned with CK for our LED technology or IP.

Steve Barlock, Director of OEM Sales

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 000-50798

COLOR KINETICS INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	**04-3391805**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

10 Milk Street, Suite 1100
Boston, Massachusetts 02108
(Address of principal executive offices)

Telephone Number: (617) 423-9999

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock $.001 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2006 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of voting stock and non-voting stock held by non-affiliates of the registrant was approximately $216,796,210 (all voting).

As of February 28, 2007, there were 21,321,497 common shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 23, 2007 are incorporated by reference into Part III.

COLOR KINETICS INCORPORATED

FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2006

INDEX

PART I

PART II

PART III

PART IV

PART I

CAUTIONARY STATEMENTS

The Private Securities Litigation Reform Act of 1995 contains certain safe harbor provisions regarding forward-looking statements. This Annual Report on Form 10-K contains, and other information provided by Color Kinetics Incorporated or statements made by our directors, officers or employees from time to time may contain, forward-looking statements and information, which involve risks and uncertainties. Actual future results may differ materially. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, intentions, projections, developments, future events, performance or products, underlying assumptions and other statements which are other than statements of historical facts. In some cases, forward-looking statements are identified by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "estimates," "believes," "contemplates," "predicts," "projects," "continue" and other similar terminology or the negative of these terms. All such forward-looking statements, whether written or oral, are expressly qualified by the cautionary statements contained in this Annual Report on Form 10-K, including those set forth below under the heading "Risk Factors," and any other cautionary statements which may accompany the forward-looking statements. Although we have sought to identify the most significant risks to our business, we cannot predict whether, or to what extent, any of such risks may be realized, nor can there be any assurance that we have identified all possible issues which we might face. We undertake no obligation to update any forward-looking statements we make.

Item 1. *Business*

We design, sell and market LED lighting systems and related OEM components and license our intellectual property. Our LED lighting systems use semiconductor devices known as light emitting diodes, or LEDs, as the light source. The performance, efficiency and cost of LEDs have been improving rapidly, enabling them to displace traditional light sources, such as incandescent and halogen lamps and neon lighting, in many applications. Using proprietary digital control methods (including our patented Chromacore, Chromasic and Powercore technologies) our intelligent LED lighting systems enable customers to create dramatic lighting effects, provide cost savings and achieve other practical benefits such as color temperature control not attainable with traditional lighting technology. We also provide simplified LED lighting systems, such as dimmable color and white light systems, that do not use our Chromacore or Chromasic technologies, but that use other elements of our proprietary technologies.

Since our founding in September 1997, we have invested substantially in research and development in a number of disciplines related to LED lighting, including thermal and optical engineering, analog and digital circuit design, power conversion, network architectures, control software and user interfaces. As a result of this process of continuous innovation, we have developed a broad range of products, services and technologies and have a patent portfolio with 58 issued patents and approximately 170 patent applications pending at December 31, 2006. We also have an extensive pipeline of new technologies under development. Our patents and patent applications apply to many aspects of LED lighting technology, and also apply to many methods of implementing LED lighting in a wide variety of markets and applications.

We incorporate our proprietary technologies in a wide range of products, including LED lighting modules and fixtures, digital controllers, and software for creating and controlling lighting effects, supported by related hardware and accessories. We offer our products for sale as individual components, or as complete, integrated lighting systems that include all the elements necessary to create and operate LED lighting installations for many types of interior and exterior applications. We sell LED lighting modules incorporating our proprietary technologies to lighting manufacturers and others on an OEM basis, enabling them to bring the benefits of our technologies rapidly to market. We also license our technologies on a royalty-bearing basis.

We draw upon our domain expertise in LEDs, LED binning, electrical, optical, systems, mechanical and thermal engineering, power conversion, LED control, and application software to provide applications engineering, integration and technical support services to assist our customers in specifying, installing and operating our systems.

We currently operate in two principal lines of business:

- *Lighting systems:* We offer intelligent LED lighting systems sold under the Color Kinetics brand for installation in lighting projects where their use has typically been specified by a designer or architect. We also sell simplified LED lighting systems for broader categories of the lighting market.

- *OEM and licensing:* We offer a standard line of LED lighting modules, custom and basic components and other products that can be incorporated by manufacturers in products sold under their own brands. We also license our technologies. We believe that our proprietary technologies not only provide a competitive advantage in many markets where we compete directly, but also offer increasing opportunities, through our OEM or licensing programs, to reach markets and applications that cannot be served efficiently by our own direct sales force.

To date, we have targeted our sales and marketing primarily in high performance color lighting markets, such as architectural, retail, hospitality, and entertainment lighting. In these markets, our customers value the flexibility, performance and control that our intelligent LED lighting systems offer. As the performance and cost-effectiveness of LEDs, particularly white light LEDs, continue to improve, we believe that LED lighting will increasingly displace traditional lighting technology in applications beyond high performance lighting markets, including the specialty white light market and the large white light general illumination market.

We currently offer two families of white light products: essentialWhite and intelliWhite. Our essentialWhite line of products is a relatively inexpensive offering providing a dimmable white light output at a fixed color temperature using our proprietary technology. Our intelliWhite line of products is a higher-end offering that, in addition to providing dimmability, provides variable color temperature of white light using our proprietary Chromacore and Chromasic technology. To date, we have not derived substantial revenues from sales of our white light products. However, in 2007 we will continue to devote substantial resources to the development of new and enhanced white light products, including adding a new business unit to focus exclusively on the white light specialty and general lighting market. Although we believe these initiatives will increase our 2007 white light product revenues from 2006 levels, we do not expect our 2007 white light product revenues to be a significant portion of our total 2007 revenues. In the long run we believe that as LED manufacturers overcome many of the technical obstacles to improving the initial cost and performance of white light LEDs and as consumers become comfortable with LED lighting systems, they will ultimately value white light LED lighting systems that incorporate many of our core "intelligent control" technologies.

We do not manufacture LEDs. We purchase LEDs and other critical components that are used in our systems from major semiconductor manufacturers, and we outsource the manufacture of our products to contract manufacturers, primarily in Asia. We also have substantial expertise relating to supply chain management and the manufacture of our products, including proprietary manufacturing processes that we license to our suppliers.

Products and Services

We offer a broad range of intelligent LED lighting systems, simplified LED lighting systems, and services that are designed to meet the diverse requirements of our customers. All of our LED lighting systems draw upon, to varying degrees, our intellectual property, including our patents.

Our intelligent products combine the advantages of LEDs as a light source with the power of digital control. Each intelligent lighting device includes a subassembly typically consisting of LEDs mounted on a circuit board with a microprocessor. Our standard color changing products are comprised of red, green and blue LEDs which, using our patented Chromacore technology embedded in the microprocessor, drives the LEDs to provide millions of colors, controlling all aspects of the illumination, including color, brightness and special effects. Many of our newest intelligent products employ our patented Chromasic technology, in which a custom-designed integrated circuit combines power, communication and control in a single silicon chip, enabling a module approximately the size of a pencil eraser and containing as few as four components to generate billions of color combinations. Our Chromasic technology provides significantly increased flexibility in addressing and controlling large numbers of lighting addresses and reduces the cost of complex lighting installations. We believe that the patented digital control technologies that are embedded in our intelligent products enable features, performance and practical benefits that are not available from other vendors. Our IntelliWhite products utilize this same level of control to provide the capability of adjusting both the color temperature and the brightness of the light.

Our color and white simplified LED lighting systems also utilize our domain expertise in LEDs, LED binning, electrical, optical, systems, mechanical and thermal engineering, power conversion, LED control, and application software, and are focused on broader categories of the lighting market that do not require the level of control provided by our intelligent LED lighting products.

Products

We offer two principal product lines: lighting systems and OEM modules. Our lighting systems include all the hardware, software and other components necessary to implement dynamic lighting installations in interior or exterior environments. Our OEM products include a standardized line of LED modules, custom components and other products that can be readily incorporated by other manufacturers in their products, enabling them to rapidly bring to market the benefits of our proprietary technologies. We provide engineering, integration and technical support services to assist our customers in specifying, designing, integrating, installing and operating our systems.

In the last two years, we have introduced a number of next generation products and technologies, as well as enhanced versions of our existing products, providing features and performance designed to address the particular requirements of customers in our target markets. Examples of these recent product innovations include:

- *Powercore:* digital power processing supply and drive technologies which enable the power supply to be integrated into the lighting unit, eliminating the need for a separate remote power supply. An installer can now run 100 to 240-volt AC directly to the light fixture, greatly simplifying installation complexity and reducing cost.

- *essentialWhite and intelliWhite:* a range of high output white light products based on the latest generation of high brightness white LEDs, including both simplified dimmable lights and intelligent color temperature-controllable lights that use our new Powercore power processing technology, wall washers, linear lights, cove lights, outdoor and underwater fixtures, and MR-format halogen replacement lamps.

- *intelligent color changing "string light" offerings utilizing our Chromasic technology:* expanded with the introduction of iColor Flex SLX, a brighter, larger-node version of our popular iColor Flex SL and new eW Flex SLX, an intelligent string light featuring individually addressable white light nodes.

- *advanced Ethernet-based control solutions:* provide enhancements to Light System Manager, our sophisticated authoring and playback system, and Video System Manager. Video System Manager employs video-based digital control to produce complex effects and scales to accommodate large lighting installations including thousands of individually controlled LED nodes.

- *new products for the OEM market:* include a translator chip, making it easier for OEMs to communicate with a Chromasic chip, a low end control chip, to enable OEMs to provide simple playback control of lighting effects, and an LED driver module, to enable OEMs to more easily connect power drivers to their LED arrays.

- *proprietary design for a system of replaceable ballasts and interchangeable light module:* designed for the OEM market (we currently refer to this technology as Lumacore).

Lighting Systems

Our lighting systems, marketed under the Color Kinetics brand, are typically specified by a lighting designer, architect or interior designer, and are purchased by electrical contractors, distributors or project owners for installation. Our lighting systems product line includes lighting devices, digital controllers and software, power and data supplies, peripherals and accessories.

Lighting Devices

We design subassemblies containing varying numbers and types of LEDs in enclosures of different shapes and sizes, to provide lighting devices that offer form factor, brightness, directional characteristics and other attributes that are appropriate for a variety of environments and purposes. We purchase the LEDs we use in our lighting devices from semiconductor manufacturers and combine them with other standard electrical components and enclosures, lenses and other components and subassemblies that are designed specifically for use in our products. Our lighting devices, color changing and white, are available in a range of intensities, physical configurations and price points. Our product line includes the following:

- indirect color changing cove lights in numerous configurations for alcove, under cabinet and backlighting (iColor Cove MX Powercore, iColor Cove QL, iColor Cove NXT, and iColor Cove EC);
- direct-view and indirect view color changing linear lights for interior and exterior accents, contours and highlights (iColor Accent, and iColor Accent Powercore);
- intelligent color changing "string lights" utilizing our Chromasic technology, suitable for interior and exterior illumination of three-dimensional shapes for signage, landscape, alcove and aisle lighting (iColor Flex SL, and iColor Flex SLX);
- color changing light tiles utilizing our Chromasic technology for recessed or surface mounting to create intricate, dynamic color light displays on interior ceilings, walls, facades or other surfaces (iColor Tile FX, and iColor Module FX);
- color changing replacement bulbs designed to be compatible with standard bi-pin based fixtures (iColor MRg2);
- architecturally-styled interior and exterior color changing flood, spot and linear lights for washing walls and other large surface areas (ColorBlast 12, ColorBlast 6, ColorBurst 6, ColorBurst 4, and ColorCast 14);
- fully submersible color changing and white light spotlights for use in fountains, landscaping, theme parks and marine applications (C-Splash 2 and iW CSplash);
- high performance color changing "border lights" that provide far-reaching casts of color for theatrical, entertainment, TV studio and architectural applications (ColorBlaze 72, ColorBlaze 48, UV Blast, an ultraviolet version of Color Blast and, most recently, the Blast 12TR, designed for the rental market);
- intelligent high-brightness white LED fixtures and lamps offering color temperature control and dimming that produce high quality white light and consist of wall-washing, cove accents, and replacement lamps (IntelliWhite iW Blast 12, iW Cast 14, and iW Profile,); and
- simplified LED lighting systems that may or may not be dimmable (essentialWhite MR and essentialWhite Cove).

Digital Controllers and Software

Control technologies are at the heart of an intelligent LED lighting system. The objective of our digital control technologies is to provide sophisticated control, easy-to-use interfaces and simplified integration. Our products typically support the DMX communication standard widely used to control theatrical lighting and stage equipment. We also provide means to easily integrate with many third-party architectural lighting control systems. Our control systems and authoring software eliminate the need for expensive lighting boards and automate the time-consuming process of manually programming each individual lighting address for each step in the progression of the light show.

We offer controller products suitable for applications ranging from small, simple installations to extremely large and complex installations. Our controller and software offerings include:

- entry-level controllers that allow the user to easily select pre-programmed lighting effects though the push of a button or a twist of the dial, for installations involving smaller numbers of lighting addresses (IntelliWhite iW Scene Controller, ColorDial, Synchronizer, Multi Synchronizer);

- mid-level digital storage and playback control devices that accept the download of custom lighting shows and play them back, for installations with up to 340 individual lighting addresses (iPlayer 2 and 3, Controller Keypad, SmartJack 3);
- authoring software with a graphical user interface that permits end users to design custom lighting shows on a PC, for download to one of our storage and playback devices or playback directly from a PC (ColorPlay); and
- advanced control systems, consisting of integrated hardware and software modules, which dramatically reduce the effort involved in designing and playing back intricate, large-scale lighting effects. These Ethernet-based systems are scalable, permitting the control of tens of thousands of individual lighting addresses (Light System Manager, Video System Manager).

Power Supplies, Peripherals and Accessories

We supply a range of power supplies, some including integrated Ethernet capabilities to simplify data wiring, designed specifically to provide power and send data from digital controllers to our lighting products. Additionally, we provide data enablers, addressing devices, wiring harnesses, power and data cables, adapters and other specialized components for use in installation of our products. We also sell lighting accessories that are used to direct and control the quality of light, particularly in theatrical or entertainment applications. In addition, numerous companies now offer peripherals and accessories specifically designed to be compatible with our products.

OEM Products

We offer a range of intelligent and simplified LED lighting solutions for sale on an OEM basis, from custom-programmed microprocessors that customers integrate into their own LED lighting system to complete, private label products delivered in the customer's branded package. Many of the subassemblies and components developed for use in our lighting devices are made available as OEM products. Our OEM offerings include:

- standardized modules, which we call Digital Light Engines, consisting of LEDs and custom-programmed microprocessors integrated into a single, digitally controlled, light module, available in various sizes, shapes and brightness configurations (Series 100, 200 and 300 DLEs);
- replacement lamps designed to fit into standard, incandescent light fixtures (iColor MRg2);
- power data supplies, power data modules and our new LED driver modules (Series 100, 200 and 300 PDSs, PDMs and LDMs);
- digital controllers, including our newly introduced translator chip and low end control chip, and our authoring software;
- engineering and support services, which may include technical training, reference designs and/or custom product designs; and
- components, including custom-programmed microprocessors and LEDs.

OEM customers have incorporated our Digital Light Engines and other OEM products in applications in a variety of industries, including architectural and entertainment lighting, automotive aftermarket, pool and spa, aerospace and gaming. The purchase of a Digital Light Engine or other OEM product may include a license to use any of our applicable patents. In most cases, our OEM customers market their products under their own brands. To promote awareness of our proprietary LED lighting technologies and our brand, our agreements with OEM customers generally require that products that contain our OEM lighting modules, and products including our licensed technologies, be identified as licensed by Color Kinetics.

Services

We provide a range of professional services to assist our customers in specifying, designing, installing, and operating our lighting systems. We provide assistance in the specification of appropriate products, on-site supervision services to ensure that the system is properly installed, and operational and programming services using our authoring software tools to create customized light shows, typically at the customer's expense. When customers request that we develop specific modifications to our products in response to their specific requirements, we perform these non-recurring engineering services, typically at the customer's expense. To assist our customers in successfully integrating our technologies in their products, we offer technical support that includes extensive technical documentation, tutorials, software downloads, development tools, and telephone hotline support. We also provide detailed reference information covering thermal, power, optics, regulatory and other considerations affecting the integration of our OEM products, as well as guidance concerning the use of our authoring products and standard DMX and other control techniques.

To date, services have not accounted for a significant portion of our total revenues.

Markets and Applications

We believe certain key attributes are sought by most customers in all the markets we serve. These include:

- *Flexibility:* Lighting and design professionals seek flexibility in designing, locating and installing lighting displays in a variety of interior and exterior environments and on scales ranging from the intimate to the monumental. Control schemes from basic to highly sophisticated add the dimension of dynamic capabilities.

- *Performance and quality:* Users in these markets require systems that are capable of providing light of varying intensity in a full range of saturated colors that are accurate and consistent over time, and also are robust, reliable, low maintenance and energy-efficient.

Lighting Systems Markets and Applications

The markets for our lighting systems include the traditional markets for color-changing lighting such as theatre and entertainment venues. However, applications for this technology exist in many additional markets including retail, hospitality, architectural, and high end residential. Our lighting systems have been installed in thousands of end-user sites worldwide, in applications such as the following:

- *Commercial and civic architecture:* Our lighting systems are used to differentiate and accentuate architectural elements in a wide variety of theatres, concert halls, corporate offices, public spaces, bridges, monuments, fountains, government facilities, churches, schools, universities, and hospitals.

- *Hospitality:* Hotels, casinos, cruise ships, restaurants, bars, and nightclubs add entertainment elements to their properties to attract and retain patrons. Dynamic lighting is an effective tool because much of this industry's business comes alive in the evening hours. Many hospitality venues have low ambient light requirements, making them a good fit for LED lighting systems' output levels.

- *Retail and merchandising:* Retailers competing for customer attention add entertainment value to the shopping experience by using dynamic lighting in their overall store design, in visual merchandising programs, and in store window displays. With recent developments in white light technology, we now provide solutions for the entire store, including merchandise lighting, decorative accent lighting, outdoor signage and display cases. Specifically in the area of merchandise lighting, our line of intelliWhite products offer color temperature control which enables customers to calibrate color quality to optimize the way merchandise is illuminated, improving the presentation of the merchandise and helping to stimulate purchases.

- *Entertainment, events, concerts and theatrical production:* Theatres, concert halls, amusement parks, themed environments, and producers of live performances and events make extensive use of dramatic theatrical lighting and appreciate the enhanced capability lighting adds to set design, stage lighting and themed displays. The durability, longer source life and absence of gels or filters in LED lighting systems give them practical and economic advantages over typically large, cumbersome and fragile conventional lighting equipment. Low resolution video display capabilities in our systems have become a mainstay in touring concert productions.

- *TV production:* Studio-based television news programs, game shows and talk shows use dynamic lighting to add excitement, glamour and identity to show set designs and fill lighting. Our lighting systems also emit relatively little radiated heat, which allows for their use in tight spaces or within set elements, near performers, and in other areas where conventional light sources are impractical.
- *Electronic signage and corporate identity:* Signage and point of purchase designers and fabricators use dynamic lighting in projects such as backlit and uplit displays, glass signs, interior or exterior signs, and channel letters. Many venues seek to distinguish their presence with powerful exterior signage displays.
- *Residential architecture:* Specialty and accent lighting are used in residential projects for applications such as cove, cabinet, under counter and landscape lighting and home theatres. The intelliWhite line of products in particular have strong practical benefits for these accent applications.
- *Exhibits, display, and museums:* Dynamic lighting is used in trade show booths and museum displays to highlight featured areas or to add impact and entertainment value to the overall display. IntelliWhite products optimize displays through color temperature control and protect exhibit space through the absence of UV or heat emitted from the source.

OEM and Licensing Markets and Applications

We establish OEM relationships with companies that we believe offer high quality products, have strong product development and distribution capabilities and can rapidly bring to market the benefits of our proprietary technologies in markets that may or may not be otherwise served by our lighting systems products. Whenever possible, we seek to require that customers' OEM products interoperate with our control systems, consistent with our objective of establishing our control systems as the industry standard for intelligent lighting systems.

We make our patents and technologies available for license in all the markets where our intellectual property portfolio provides coverage. In our licensing efforts, we negotiate royalty rates that reflect the value of our technologies to licensees and their product lines. Other factors that influence royalty rates include the competitive conditions within the relevant market, committed minimum royalties, fixture prices, the market position of the partner, and other factors. In general, we do not enter into exclusive long-term OEM agreements or licenses except where we believe that a single company has a dominant position in a vertical market.

A partial list of the market segments addressed by our current OEM and licensing customers is as follows:

- Architectural lighting
- Entertainment lighting
- Pool and spa
- Consumer products
- Aerospace
- Digital entertainment and gaming
- Toys and children's entertainment

We are exploring opportunities in additional vertical markets in which we believe our technologies could provide significant value.

Intellectual Property Strategy and Technology

Our intellectual property strategy has three elements. We employ a market-driven intellectual property strategy, intended to establish a strong patent position in each of three areas: the color architectural lighting market; other specialty markets for color lighting applications; and the general white light market. We also employ a technology-driven intellectual property strategy, focused on obtaining patents that cover our innovations at all levels, ranging from core technologies and products to high-level control systems, complete lighting systems, applications and methods of use. We also patent our product innovations, including design patents, to protect particular features of our products.

Our intellectual property strategy is directed by a cross-functional team that includes key technical personnel, members of senior management, and both inside and outside patent counsel. Since our inception, we have sought to build a patent portfolio that will protect our core business and provide high-value licensing potential. In addition to filing short, narrow patent applications on core technologies and products, we have also generally filed extensive patent applications, disclosing many different technologies and market applications in each filing, including not only our own implementations, but also identifiable alternatives and design-around solutions. At December 31, 2006, we had 58 issued patents and approximately 170 pending patent applications, including foreign applications in many jurisdictions.

Fundamental Technology Patents

As an early entrant to the LED lighting market in 1997, we patented many aspects of LED lighting systems that we consider to be fundamental to our business. Our patents and patent applications apply to LED lighting implementations using many forms of semiconductor lighting in addition to LEDs, including emerging LED technologies such as organic LEDs, fluorescing chemicals, luminescent polymers, and others.

Market-Driven Intellectual Property Strategy

In addition to obtaining patents directed to fundamental technologies used in our products, we also seek patent protection for methods of using our technologies in specific markets and applications. For example, in the architectural lighting market, we have patents that are directed to various architectural lighting fixture types, lamps, bulbs, and circuit boards designed to work with architectural lighting fixtures and methods to make LED lighting systems compatible with traditional lighting fixtures and wiring. Other vertical markets to which we have directed patents and patent applications include pools and spas, transportation environments, automotive lighting and a number of other markets in which we already have, or are pursuing, OEM and licensing relationships.

White Light Technologies

Many of our patents and patent filings are directed to fundamental technologies that are specifically designed and implemented for the white light general illumination market, including both the specialty and commodity white light markets. Moreover, a number of our patents that apply to color LED lighting in the architectural lighting market and the specialty lighting markets also apply to the white light market, as white light color temperature control is one implementation of general color control. In addition to those relating to white light color temperature control systems, we have patents and patent filings covering, among other things, placing LED lighting systems on dimmer circuits and systems for retrofitting LED lighting systems into traditional lighting fixtures and sockets. We also have issued patents that are addressed specifically to white-light products and technology.

Sales and Marketing

We sell our lighting systems through our direct sales force and through distributors and manufacturer's representatives in North America, Asia, Europe, Latin America and the Middle East. Outside North America, value added resellers (VARs) can function as both manufacturer's representatives and distributors. In a typical lighting systems sale, our direct sales force, in cooperation with a distributor, dealer, manufacturer's representative or VAR, works with a lighting designer, architect or other specifier to have our system "designed in" to a particular project. Typically, this is followed by a bid process in which pricing and other terms are negotiated with the project owner or owner's representative. When the project has reached the appropriate stage, our product is shipped, typically to a distributor, which purchases the system from us and, in turn, sells it to the project owner or its electrical contractor for installation.

We sell our OEM products primarily through our direct sales force and, in certain cases, manufacturer's representatives or distributors with strong industry relationships and expertise in a particular vertical market. In a typical OEM sales cycle, our direct sales personnel first work with a manufacturer to qualify our systems for incorporation into one or more of its products. Initially, the manufacturer may purchase only small quantities of our system. Once a product incorporating our system is introduced and successfully marketed by our OEM customer, purchases of our OEM products in larger volumes may occur.

At December 31, 2006, our total sales force consisted of 47 sales and sales support professionals. This represents an increase of 18% from December 31, 2005. These include direct sales, OEM sales and inside sales representatives, sales managers, and sales support personnel, located at our headquarters in Boston, Massachusetts, and throughout North America, the United Kingdom, Germany, Hong Kong, China, and Malaysia.

The sales channel for our LED lighting systems varies by application. In North America, we typically use manufacturer's representatives who call on lighting designers, architects and other specifiers to educate them about the capabilities of our systems, promote the use of our products in particular projects, and assist in the design and implementation phases of the project. We serve the entertainment sector through dealers who have expertise in the specialized requirements of theatrical, event or television studio environments, and who provide system integration and equipment rental services to the industry. Other customers, such as national retailers with multiple locations, are served directly by our sales force.

Our indirect distribution network consists of dealers, distributors, and VARs, who stock our products and provide integration services in local markets worldwide. In North America, we refer smaller orders (generally those having a value less than $10,000), as well as orders for specifically defined regions of the Canadian marketplace, to our independent distributor, Color Kinetics Distribution, Inc. (CKDI), for fulfillment.

We have developed strong relationships with prominent lighting designers, interior designers, architects and other professionals who design and oversee the installation of advanced lighting systems and influence the opinions and practices of others in the lighting industry. Our relationships with these specifiers, influencers and industry participants enable us to educate the marketplace as to the benefits of our LED lighting systems. They also give us early notice of industry trends and assist us in developing and bringing to market products that are responsive to the evolving needs of the marketplace. In the OEM market, we have entered into relationships with manufacturers of lighting equipment and other products who we believe can offer both significant expertise and broad distribution capabilities in selected target markets.

Our marketing strategy comprises a number of programs and activities designed to increase broader awareness of our leadership and LED lighting in general. These programs include hosting and conducting a wide variety of educational seminars, distributing product samples for demonstration and creating often elaborate system mock-ups, and promoting an extensive portfolio of reference installations and case studies that showcase the use of our products by well-known architects and designers in prominent applications worldwide. In addition, we manage a marketing communication program consisting of trade shows, seminars, print advertising, direct marketing, collateral, and interactive media. These programs are targeted to our key market demographics, including lighting designers, architects, theatre professionals, building owners, retail designers, project specifiers and others involved in lighting placement and interior design. Programs such as these enable us to package our product and message for specific markets like retail and entertainment as well as to leverage our internal infrastructure to support our global expansion. We also maintain a public/media relations program, which includes active media outreach to gain editorial coverage in appropriate trade and business publications, monthly newsletters to key stakeholders, award submissions, executive speaking placements, and customer case studies for promotional and sales support purposes.

We are active in LED lighting initiatives in industry organizations such as the National Electrical Manufacturers Association, Illumination Engineering Society, Entertainment Services and Technology Association, Professional Lighting and Sound Association, and the Next Generation Lighting Industry Alliance. Our participation in efforts to create standards in the LED lighting field helps promote the wider use of LED lighting as well as highlighting our standing as a leader in the field. We participate actively in industry events and trade shows and our executives frequently speak at conferences and seminars on topics related to LED lighting.

Research and Development

Our products require the sophisticated integration of electronics, mechanical engineering, optics, thermal management, integrated circuit design, software and network communications technologies. Our scientists and engineers design LED lighting modules, lighting devices, power sub-systems, digital controllers, application-specific integrated circuits, microprocessor firmware, applications software and network communications software, among other things.

We conduct separate programs for fundamental technology research and product development. Our fundamental technology research team, which includes one of our co-founders, is augmented by experts in digital control systems, software, electrical, thermal and optical engineering and power systems. Inventions by our fundamental technology research team are captured in patent applications and evaluated for their potential to be embodied in products. The most promising inventions are subjected to a rigorous product development process that includes feasibility analysis, market research and customer feedback. Products that receive market validation in this process are added to our product roadmap and are assigned aggressive engineering and development milestones leading to product introduction.

We perform research and development at our facility in Boston and engineering support at our facility in Shenzhen, China. Our research and development expenditures were $7.1 million in 2006, $4.6 million in 2005, and $3.5 million in 2004. As a percentage of total revenues, research and development expenses were 11% for 2006 and remained constant at 9% for each of 2005 and 2004.

Manufacturing, Distribution and Quality

We use contract manufacturers, primarily in China, to manufacture our products. We are also in the early stages of establishing a contract manufacturer in Mexico. These contract manufacturers supply all necessary labor and raw materials, other than LEDs and certain other key components. Recognizing the importance of managing our supply relationships through the use of on-site personnel, in early 2003 we opened an office in Shenzhen, China. This office is staffed by engineering, supply chain, and quality support personnel, who are able to communicate on a daily basis with our contract manufacturers. We also maintain an inventory of LEDs and other critical components, such as the application-specific integrated circuits, or ASICs, used in our Chromasic technology, as well as finished goods at a warehouse in Shenzhen that is operated by a third party. This close communication with our contract manufacturers and local staging of critical components helps us to maintain quality, tightly monitor our supply chain and accelerate our product development cycles.

We employ rigorous quality control procedures for manufacturability and design, conducting failure mode effect analysis during product design and conducting testing and acceptance of products at the contract manufacturers, including testing and burn-in of all LED lighting components to ensure proper function before shipment.

We source LEDs and other standard electronic components from a variety of manufacturers. We depend on a small number of suppliers for certain components critical to the operation of our LED lighting systems. For some of these components, we have only a single qualified supplier. For example, we currently purchase all the ASICs used in our Chromasic products from a single vendor. We periodically review our sources of LEDs to better assure ourselves of adequate supplies of these components at reasonable costs. The process of identifying a qualified vendor and obtaining components in needed quantities from the new vendor is a time-consuming process, which can take from six to nine months or more. Our systems incorporate standard electronic components and other raw materials that are typically available from a number of vendors. However, we have in the past occasionally experienced delays in delivery or shortages of such components and materials. We typically do not enter into long-term agreements with our vendors, and thus in general have no contractual assurances of continued availability or favorable pricing of components and raw materials utilized in our systems.

One of the most significant challenges in semiconductor lighting markets is color consistency. Despite the efforts of semiconductor manufacturers to increase quality and consistency, LEDs of the same type from a single manufacturer can vary significantly in wavelength and intensity. Manufacturers place groups of similar LEDs in lots, or bins, that have similar color characteristics; however, if only a limited set of high-quality bins are used, then the manufacturer's yield falls and the unit cost of the device typically increases. To address the need for color consistency while also facilitating the use of LEDs from a wider range of bins, we developed proprietary software, known as Optibin, for grouping LEDs from a wide range of different bins into lighting devices that produce light that is highly consistent from device to device. We license the Optibin software to our LED manufacturers, solely for use in sorting products for us, so that they can group LEDs from a wider range of bins for us, thus improving quality and reducing our costs.

We also outsource the order fulfillment function for our products. Large orders are fulfilled through supply chain fulfillment centers in China, Europe and the United States that are operated by a third party or by shipment direct from the contract manufacturer.

Certification and Compliance

We have developed a core competency in certification and listing processes for LED lighting systems. We believe we were the first to provide Underwriters Laboratories or UL-listed and UL-classified products for intelligent LED lighting. Where appropriate in jurisdictions outside the United States, we obtain other similar national or regional certifications for our products, such as Conformité Européenne (CE) in Europe and Product Safety Electrical (PSE) in Japan. Our broad knowledge and experience with electrical codes and safety standards has facilitated installation of our products, even in municipalities with strict codes. Since existing codes and standards were not created with LED lighting systems in mind, we have worked closely with organizations that oversee codes and standards that are germane to LED lighting systems. We believe that certification and compliance issues are critical to adoption by customers. Substantially all of our products comply with the European Union's Restrictions on Hazardous Substances, or RoHS, Directive.

Competition

Our intelligent and simplified LED lighting systems and OEM components compete with lighting products utilizing traditional lighting technology provided by many vendors. In the high performance color lighting markets in which we have primarily competed to date, competition has largely been fragmented among a number of small manufacturers of LED systems. However, we are increasingly experiencing, in particular in Europe and Asia, competition from larger, more established companies in the general lighting industry.

Moreover, in the white light market, particularly as we introduce white light products for use in general lighting applications such as retrofit lamps for standard fixtures, we expect to encounter competition from an even greater number of companies, especially the large, established companies in the general lighting industry such as General Electric, Matsushita, Osram Sylvania and Philips Lighting, each of which has, we believe, undertaken initiatives to develop white light LED technology. These companies have global marketing capabilities and substantially greater resources to devote to research and development and other aspects of the development, manufacture and marketing of LED lighting systems than we do. We may also face competition from traditional lighting fixture companies, such as Genlyte Group, Lithonia Lighting, Hubbell Lighting, and Cooper Lighting.

In each of our markets, we also anticipate the possibility that LED manufacturers, including those that currently supply us with LEDs, may seek to compete with us by introducing more complete systems that might not infringe our patents.

Employees

At December 31, 2006, we had 137 full-time employees, including 58 in sales, marketing and licensing, 54 in research and development and product related support service, including product management, engineering, supply chain management and quality and 25 in general and administrative functions. Of these, 110 were employed at our headquarters in Boston, Massachusetts and elsewhere in the United States, and the remainder were employed in the United Kingdom, Canada, Germany, Hong Kong, China, and Malaysia. From time to time, we also employ independent contractors and temporary employees to support our general and administrative functions, engineering and supply chain management. None of our employees is represented by a labor union, and we have never experienced a work stoppage. We believe that our relations with our employees are good.

Executive Officers of the Registrant

The following table sets forth certain information with respect to our executive officers:

Name	Age	Title
William J. Sims	47	President and Chief Executive Officer
David K. Johnson	46	Senior Vice President and Chief Financial Officer
Jeffrey A. Cassis	53	Senior Vice President and Chief Operating Officer
Ihor A. Lys, Ph.D.	37	Chief Scientist
Frederick M. Morgan	35	Chief Technology Officer

William J. Sims has served as our President and Chief Executive Officer since July 2005. From September 2001 until July 2005, Mr. Sims served as our President and Chief Operating Officer. Mr. Sims has been a member of our board of directors since September 2001. From 2000 to 2001, Mr. Sims served as President and Chief Executive Officer of e-SIM Inc.'s Live Manuals division. From 1996 to 2000, Mr. Sims served as President of the Zenith Sales Company. From 1985 to 1996, Mr. Sims served in a number of positions at JVC Company of America, most recently as Vice President, Consumer Video Division. Mr. Sims has also served as a director of the Consumer Electronics Association. Mr. Sims earned a B.A. in biological sciences from California State University, Fullerton.

David K. Johnson has served as our as our Senior Vice President and Chief Financial Officer since July 2005. From April 2004 until July 2005, Mr. Johnson served as our Chief Financial Officer and Treasurer. From 1998 until April 2004, Mr. Johnson served as our Vice President, Finance. From 1993 to 1997, Mr. Johnson served as Corporate Controller and Chief Financial Officer at Aimtech Corporation. From 1992 to 1993, Mr. Johnson served as Corporate Controller at New Media Graphics. Mr. Johnson earned a B.A. in economics from the College of the Holy Cross and an M.S. in accounting from Northeastern University.

Jeffrey A. Cassis has served as our Senior Vice President and Chief Operating Officer since November 2006. Mr. Cassis was President and Chief Executive Officer of Millenial Net, a developer of low power mesh networking technology from September 2005 until it was acquired in August 2006 by PHC Holding GmbH. From September 1998 until September 2005, Mr. Cassis was employed in various capacities at Brooks Automation, a provider of hardware and software products and services for semiconductor manufacturing, most recently as Senior Vice President Sales and Service and Japan President and Senior Vice President and General Manager, End User Hardware and Software Division. Mr. Cassis earned a B.S. in Pre-Med from the University of Connecticut, an MBA from Boston College, and an MS in Environmental Engineering and Environmental Science from Yale University.

Ihor A. Lys, Ph.D. co-founded Color Kinetics in 1997 and has served as our Chief Scientist since April 2006. From September 1997 to April 2006, Mr. Lys served as our Chief Technology Officer. Mr. Lys served as a member of our board of directors from 1997 to 2002 and as our Secretary from 1997 to April 2004. Mr. Lys has been instrumental in the development of our patented Chromacore and Chromasic technology. Mr. Lys is named as an inventor on thirty-three U.S. and international patents relating to our technology. Mr. Lys founded and from 1991 to 1996 was the Chief Executive Officer of LYS Software, in which capacity he developed and marketed TOFWARE, a mass spectrometry data acquisition software. Mr. Lys earned a B.S., an M.S. and a Ph.D. in electrical and computer engineering from Carnegie Mellon University.

Frederick M. Morgan has served as our Chief Technology Officer since April 2006. From 2001 to April 2006, Mr. Morgan served as our Vice President, Engineering. From 2000 to 2001, Mr. Morgan served as our Director of Engineering. From 1998 to 2000, Mr. Morgan served as our Engineering Project Manager. Mr. Morgan is named as an inventor on fifteen U.S. patents relating to our technology. Mr. Morgan earned a B.S. in physics from Clark University and an M.S. in electrical and computer engineering from Carnegie Mellon University.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our website at www.colorkinetics.com as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission. The information posted on or linked to our web site is not incorporated into this Annual Report.

Item 1A. *Risk Factors*

If LED lighting in general, and our intelligent LED lighting systems in particular, do not achieve greater market acceptance, prospects for our growth and profitability may be limited.

Our future success depends on increased market acceptance of LED lighting generally, and of our intelligent LED lighting systems in particular. Potential customers for LED lighting systems may be reluctant to adopt LED lighting as an alternative to traditional lighting technology because of its higher initial cost and relatively low light output in comparison with the most powerful traditional lighting devices, or because of perceived risks relating to its novelty, complexity, reliability and quality, usefulness and cost-effectiveness when compared to other lighting sources available in the market. These factors, along with others discussed below, could also adversely affect demand for our intelligent and simplified white light products. If acceptance of LED lighting in general, and of our intelligent LED lighting systems in particular, do not continue to grow, then opportunities to increase our revenues and operate profitably may be limited.

If advances in LED technology do not continue, we may be unable to increase our penetration of our existing markets or expand into new markets.

We do not design or manufacture LEDs. Our ability to continue penetrating our existing markets and to expand into new markets depends on continued advancements in the design and manufacture by others of LEDs. In the high performance color lighting markets that we currently serve, we rely on continued improvements in the brightness, efficiency and initial cost of color LEDs, particularly high brightness red, green and blue LEDs. In the white light market, we depend on improvements in the above factors and also in the color characteristics and source life of high brightness white LEDs. The continued development of LED technologies depends on other companies' research and is out of our control. If advancements in LED technologies occur at a slower pace than we anticipate, or fail to occur at all, we may be unable to penetrate additional markets, our revenues will be significantly reduced, and our future prospects for success may be harmed.

If we are unable to respond effectively as new lighting technologies and market trends emerge, our competitive position and our ability to generate revenues and profits may be harmed.

To be successful, we will need to keep pace with rapid changes in LED technology, changing customer requirements, new product introductions by competitors and evolving industry standards, any of which could render our existing products obsolete if we fail to respond in a timely manner. Development of new products incorporating advanced technology is a complex process subject to numerous uncertainties. We have in the past experienced, and could in the future experience, delays in introduction of new products. If new LED lighting devices are introduced that can be controlled by methods not covered by our proprietary technologies, or if effective new sources of light other than LED devices are discovered, our current products and technologies could become less competitive or obsolete. If others develop innovative proprietary lighting technology that is superior to ours, or if we fail to accurately anticipate technology and market trends and respond on a timely basis with our own innovations, our competitive position may be harmed and we may not achieve sufficient growth in our revenues to attain, or sustain, profitability.

If demand for our white light products in the general lighting market fails to emerge, we may not be able to carry out long-term business strategies.

Our long-term business strategy includes penetration of the general lighting market with our white light LED lighting products. Substantial demand may not develop for the use of LED lighting in the general lighting market. Obstacles to adoption of LED lighting in the general lighting market include the high initial cost of high brightness white LEDs and the need for further advances in brightness, color characteristics, efficiency and the predicted life of the LEDs before they require replacement. Failure of LED manufacturers to introduce on a timely basis high brightness white light LEDs having satisfactory performance, quality and cost characteristics could delay the further development and enhancement of our white light products, or reduce the attractiveness to potential customers of our white light products incorporating white light LEDs.

In addition, the characteristics of our intelligent LED lighting systems that we believe are desired by customers in the high performance color lighting markets may not provide us with competitive advantages in the general lighting market. For example, end-users in the general lighting market may not require the complex, dynamic lighting effects or sophisticated digital control that our intelligent LED lighting systems provide. Similarly, if LED manufacturers are able to develop single LEDs that produce white light of acceptable consistency and color, our digital color control technologies may be of less importance in the general lighting market than in the high performance color lighting market.

We do not expect revenues from our white light products to contribute significantly to our total 2007 revenues. We have devoted, and intend to continue to devote, substantial resources to the development of white light products and technologies suitable for use in the general lighting market. If demand for these products and technologies in the general lighting market does not develop and we do not receive revenue to offset these expenditures, our profitability would be harmed and our ability to carry out our long-term business strategy would be adversely affected.

Because we have a limited history of profitable operations and typically do not have a substantial backlog, it is difficult to evaluate the likelihood that we will maintain profitability in any future period.

We recorded net income of $2.4 million in 2004, $4.3 million in 2005 and $3.2 million in 2006. However, prior to 2004 we had never achieved profitability on an annual basis, and our limited operating history makes an evaluation of our future prospects difficult. Since inception, we have incurred significant net losses. As of December 31, 2006, we had an accumulated deficit of $26.4 million. We expect our research and development, sales and marketing, litigation, and general and administrative expenses to increase. Unless our revenues increase commensurately, we will not be able to continue to operate profitably. If we do not achieve sufficient growth in our revenues or sustain profitability in the future, our stock price may be adversely affected.

Many of our expenses are relatively fixed and cannot rapidly be reduced if we experience an unexpected shortfall in our revenue in any quarter. Forecasting our revenues is difficult, as we generally do not enter into agreements with our customers obligating them to purchase our LED lighting products; instead, our business is characterized by short-term purchase orders and shipment schedules and we generally permit orders to be canceled or rescheduled without significant penalty. In addition, due to the absence of long-term volume purchase agreements, we forecast our revenues and plan our production and inventory levels based upon our OEM customers, manufacturers' representatives and distributors' demand forecasts, which are highly unpredictable and can fluctuate substantially. If our OEM customers, manufacturers' representatives or distributors fail to accurately forecast the demand for our products, or fail to accurately forecast the timing of such demand, or are unable to consistently achieve acceptable purchase order terms with their customers, we might not meet our forecasts, or those of investors or analysts, for a particular quarter which could cause our stock price to fall.

Our products could contain defects or they may be installed or operated incorrectly, which could reduce sales of those products or result in claims against us.

Despite testing by our customers, and by us, errors have been found and may be found in the future in our existing or future products. This could result in, among other things, a delay in the recognition or loss of revenues, loss of market share or failure to achieve market acceptance. These defects could cause us to incur significant warranty, support and repair costs, divert the attention of our engineering personnel from our product development efforts and harm our relationship with our customers. The occurrence of these problems could result in the delay or loss of market acceptance of our LED lighting products and would likely harm our business. Some of our products use line voltages of 100 or 240 volts, or are designed for installation in environments such as swimming pools and spas, which involve enhanced risk of electrical shock, injury or death in the event of a short circuit or other malfunction. Defects, integration issues or other performance problems in our LED lighting products could result in personal injury or financial or other damages to our customers or could damage market acceptance of our products. We have only recently begun to translate installation instructions into certain foreign languages; this lack of translation may contribute to integration and operation errors, and may result in serious injury or death. Our customers could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

If the companies to which we outsource the manufacture of our products fail to meet our requirements for quality, quantity and timeliness, our revenues and reputation in the marketplace could be harmed.

We outsource the manufacture of our LED lighting systems, and do not own or operate a manufacturing facility. We currently depend on a small number of contract manufacturers to manufacture our products at plants in various locations, primarily in China. These manufacturers supply all necessary raw materials (other than certain critical components such as LEDs and ASICs, which we procure directly), and provide all necessary facilities and labor to manufacture our products. If these companies were to terminate their arrangements with us without adequate notice, or fail to provide the required capacity and quality on a timely basis, we would be unable to manufacture and ship our LED lighting products until replacement manufacturing services could be obtained. To mitigate these risks, we have qualified multiple contract manufacturers to produce our products. However, to qualify a new contract manufacturer, familiarize it with our products, quality standards and other requirements, and commence volume production is a costly and time-consuming process, which can take as long as six to nine months. If it became necessary to do so, we may not be able to establish alternative manufacturing relationships on acceptable terms.

Our reliance on contract manufacturers involves certain additional risks, including the following:

- lack of direct control over production capacity and delivery schedules;
- lack of direct control over quality assurance, manufacturing yields and production costs;
- risk of loss of inventory while in transit by ship from China; and
- risks associated with international commerce, particularly with China, including unexpected changes in legal and regulatory requirements, changes in tariffs and trade policies, risks associated with the protection of intellectual property and political and economic instability.

Any interruption in our ability to manufacture and distribute products could result in delays in shipment, lost sales, limited revenue growth and damage to our reputation in the market, all of which would adversely affect our business.

We face substantial competition, and our failure to compete effectively could harm our business and our prospects for future success.

Our intelligent and simplified LED lighting systems and OEM components compete with lighting products utilizing traditional lighting technology provided by many vendors. Additionally, in the high performance color lighting markets in which we have primarily competed to date, competition has largely been fragmented among a number of small manufacturers of LED systems. However, we are increasingly experiencing, in particular in Europe and Asia, competition from larger, more established companies in the general lighting industry.

Moreover, in the white light market, particularly as we introduce white light products for use in general lighting applications, such as retrofit lamps for standard fixtures, we expect to encounter competition from an even greater number of companies, especially the large, established companies in the general lighting industry such as General Electric, Matsushita, Osram Sylvania and Philips Lighting, each of which has, we believe, undertaken initiatives to develop white light LED technology. These companies have global marketing capabilities and substantially greater resources to devote to research and development and other aspects of the development, manufacture and marketing of LED lighting systems than we do. We may also face competition from traditional lighting fixture companies, such as Genlyte Group, Lithonia Lighting, Hubbell Lighting, and Cooper Lighting.

In each of our markets, we also anticipate the possibility that LED manufacturers, including those that currently supply us with LEDs, may seek to compete with us by introducing more complete systems that might not infringe our patents.

Our competitors' lighting technologies and products may be more readily accepted by customers than our products. Additionally, to the extent that competition in our markets intensifies, we may be required to reduce our prices in order to remain competitive. If we do not compete effectively, or if we reduce our prices without making commensurate reductions in our costs, our revenues and profitability, and our future prospects for success, may be harmed.

We may incur substantial costs or lose important rights as a result of litigation or other proceedings relating to patent and other intellectual property rights.

In recent years, there has been significant litigation involving patents and other intellectual property rights in many technology-related industries, including our own. Since many patent applications are retained in secrecy by the U.S. Patent Office until and unless a patent issues or the application is published, it is not possible for us to know whether U.S. patent applications are pending that would be infringed by the use of our technologies or a part thereof, thus substantially interfering with the future conduct of our business. In addition, there may be issued patents in the U.S. or other countries that are pertinent to our business of which we are not aware. We have from time to time been notified of claims that we may be infringing patents or intellectual property rights owned by third parties. We could be sued by such parties, or others, for patent infringement in the future. Such lawsuits could subject us to liability for damages and invalidate our proprietary rights. In addition, intellectual property lawsuits may be brought by third parties against OEM customers that incorporate our LED lighting technologies in their products.

In addition to being subject to claims by third parties that we infringe their proprietary rights, we have in the past asserted, and may in the future assert, our intellectual property rights by instituting legal proceedings against others. We are currently the plaintiff in two patent infringement lawsuits, both against TIR. We may not be successful in enforcing our patents in those or any other lawsuits we may commence. Defendants in any litigation we commence to enforce our patents may attempt to establish that our patents are invalid or are unenforceable, as the defendant in our current patent infringement lawsuits is seeking to do. Thus, any patent litigation we commence could lead to a determination that one or more of our patents are invalid or unenforceable. If a third party succeeds in invalidating one or more of our patents, that party and others could compete more effectively against us. Our ability to derive OEM and licensing revenues from products or technologies covered by the invalidated patent could also be adversely affected.

Our three issued European patents have been opposed by third parties (EP 1 016 062 B1 by Insta Electro GmbH, Vossloh-Schwabe Wustlich GmbH & Co. KG, TridonicAtco GmbH & Co. KG, Public Screen & Lightsystems AG, and Rena Electronica B.V.; EP 1 234 140 B1 by Koninklijke Philips Electronics N.V., TridonicAtco GmbH & Co. KG, ERCO Leuchten GmbH, and Osram GmbH; and EP 1 224 845 B1 by ERCO Leuchten GmbH and Zumtobel Lighting GmbH). The European Patent Office allows an issued patent to be opposed by third parties alleging that such patent is invalid and thus should be revoked or amended. There is no timetable by which the European Patent Office must respond to a third party opposition. Although such patents continue to be valid and enforceable during such opposition period, the European Patent Office may revoke any such patent, or require it to be amended in a material manner.

Whether we are defending the assertion of intellectual property rights against us or asserting our own intellectual property rights against others, such litigation can be complex, costly, protracted and highly disruptive to our business operations by diverting the attention and energies of our management and key technical personnel. As a result, the pendency or adverse outcome of any intellectual property litigation to which we are subject could disrupt our business operations, require the incurrence of substantial costs and subject us to significant liabilities, each of which could severely harm our business.

Plaintiffs in intellectual property cases often seek injunctive relief. Any intellectual property litigation commenced against us could force us to take actions that could be harmful to our business, including the following:

- stop selling LED lighting systems or using technology that contains the allegedly infringing intellectual property;
- attempt to obtain a license to the relevant intellectual property, which may not be available on reasonable terms or at all; and
- attempt to redesign products that embody the allegedly infringing intellectual property.

If we are forced to take any of the foregoing actions, we may be unable to manufacture and sell our LED lighting systems, which could seriously harm our business. We may not be able to develop, license or acquire non-infringing technology under reasonable terms, if at all. These developments would result in an inability to compete for customers and would adversely affect our ability to increase our revenues. The measure of damages in intellectual property litigation can be complex, and is often subjective or uncertain. If we were to be found liable for infringement of proprietary rights of a third party, the amount of damages we might have to pay could be substantial and is difficult to predict.

As is commonplace in technology companies, we employ individuals who were previously employed at other technology companies. To the extent our employees are involved in research areas which are similar to those areas in which they were involved at their former employers, we may be subject to claims that such employees or we have inadvertently or otherwise used or disclosed the alleged trade secrets or other proprietary information of the former employers. Litigation may be necessary to defend against such claims.

If we are unable to obtain and maintain patent protection for our technologies and otherwise protect our intellectual property, the value of our technologies and products will be adversely affected.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent they are covered by valid and enforceable patents or are effectively maintained as trade secrets. At December 31, 2006, we had 58 issued patents. These patents will begin to expire on various dates beginning in 2017. In addition, we have approximately 170 pending patent applications. Because the patent position of technology companies involves complex legal, scientific, and factual questions, the issuance, scope, validity and enforceability of our patents cannot be predicted with certainty. Our issued patents may be invalidated or their enforceability challenged, they may be designed around, and they may not provide us with competitive advantages against others with similar products and technology. Furthermore, others may independently develop similar products or technology or duplicate or design around any technologies that we have developed.

Although we have filed a number of patent applications in Japan, to date we have not been successful in obtaining an issued patent in Japan; thus our competitors there are not currently subject to infringement risk to the same degree competitors in countries where we have obtained patent protection.

We also attempt to protect our proprietary information with contractual arrangements and the use of trade secret laws. Our employees and consultants generally enter into agreements containing provisions with respect to confidentiality and the assignment of rights to inventions made by them while in our employ. The protection offered by patents or trade secret laws or by these agreements may not be sufficient to protect our intellectual property and existing or future patents could be challenged, invalidated or circumvented. Moreover, the laws of many foreign countries, including China, where most of our contract manufacturers are located, do not protect our intellectual property rights to the same extent as do the laws of the United States.

If critical components that we currently purchase from a small number of suppliers become unavailable, we may incur delays in shipment, which could damage our business.

We depend on a small number of suppliers for certain components critical to the operation of our LED lighting systems. For some of these components, we have only a single qualified supplier. For example, we currently purchase all the ASICs used in our Chromasic products from a single vendor, which manufactures them to our design. ASICs are specialized semiconductor devices that are designed to efficiently perform a particular task that is required by their intended application. For certain types of LEDs used in our lighting systems, we currently have only one qualified vendor. Our LED vendors include established companies such as Cree, Lumileds Lighting and Osram Opto. However, we currently have no contract with any of these vendors. Until December 2006, Cree owned more than 5% of our outstanding capital stock. During 2006, 2005 and 2004, while Cree owned more than 5% of our stock, we purchased LEDs from Cree for an aggregate amount of approximately $4.0 million, $3.5 million and $766,000, respectively. We believe the terms of our purchases from Cree were no less favorable to us than those we could have obtained from an unaffiliated party. We have received no notice from any of our LED vendors that it will not continue to supply us with LEDs at competitive pricing in the future.

We depend on our single-source vendors to supply critical components in adequate quantities and consistent quality and at reasonable costs. To qualify an alternate supply of single-sourced components and obtain them in needed quantities would be a time-consuming process, which could take six to nine months or more, and we may not be able to find an adequate alternative source of supply at an acceptable cost.

We have in the past experienced shortages of standard electronic components, such as tantalum capacitors (for which there was, at the time, a worldwide shortage), as well as custom components specific to our products, for which we had a sole source of supply. If our suppliers are unable to meet our demand for critical components at reasonable costs, and if we are unable to obtain an alternative source or the price for an alternative source is prohibitive, our ability to maintain timely and cost-effective production of our products would be harmed. Because we generally rely on purchase orders rather than long-term contracts with our suppliers, we cannot predict with certainty our ability to obtain components in adequate quantities and at acceptable prices in the longer term. If we are unable to obtain components in adequate quantities we may incur delays in shipment or be unable to meet demand for our products, which could harm our revenues and damage our reputation and our relationships with customers and prospective customers.

If we are unable to increase production capacity for our products in a timely manner, we may incur delays in shipment and our revenues and reputation in the marketplace could be harmed.

An important part of our business strategy is the expansion of production capacity for our LED lighting systems. We plan to increase production capacity both by adding new contract manufacturers and by expanding capacity with our existing contract manufacturers. Our ability to successfully increase production capacity will depend on a number of factors, including the following:

- identification and availability of appropriate and affordable contract manufacturers;
- ability of our current contract manufacturers to allocate more existing capacity to us or their ability to add new capacity quickly;
- availability of critical components used in the manufacture of our products;
- establishment of adequate management information systems, financial controls and supply chain management and quality control procedures; and
- ability of our future contract manufacturers to implement our manufacturing processes.

If we are unable to increase production capacity for our products in a timely manner while maintaining adequate quality, we may incur delays in shipment or be unable to meet increased demand for our products, which could harm our revenues and damage our reputation and our relationships with customers and prospective customers.

We believe that certification and compliance issues are critical to adoption of LED lighting systems, and failure to obtain such certification or compliance would harm our business.

We are required to comply with various legal directives governing the materials of our products. Although we are not aware of an effort to amend any existing legal directive or implement a new legal directive in any event in a manner with which we cannot comply, our revenues might be materially harmed if such an amendment or implementation were to occur.

Moreover, although not legally required to do so, we strive to obtain certification for substantially all our products. In the United States, we seek, and to date have obtained, certification of substantially all of our products from Underwriters Laboratories (UL) and in Europe we seek, and to date have obtained, certification of substantially all of our products from Conformité Européenne (CE). Where appropriate in jurisdictions outside the United States and Europe, we seek to obtain other similar national or regional certifications for our products, such as Canadian Underwriters Laboratories (CUL) in Canada and Product Safety Electrical (PSE) in Japan. Although we believe that our broad knowledge and experience with electrical codes and safety standards has facilitated certification approvals, we cannot ensure that we will be able to obtain any such certifications for our new products or that, if certification standards are amended, that we will be able to maintain any such certifications for our existing products, especially since existing codes and standards were not created with LED lighting systems in mind. Moreover, although we are not aware of an effort to amend any existing certification standard or implement a new certification standard in any event so that we cannot maintain certification for our existing products or obtain certification for new products, our revenues might be materially harmed if such an amendment or implementation were to occur.

Our gross margins are subject to variability.

The gross profit as a percentage of sales, or gross margin, that we realize from the sale of our products varies from product to product. Many factors can influence the gross margins that we are able to achieve, including:

- factors that affect the prices we can charge, including the features and performance of the products, the nature of the end user and application, and competitive pressures;
- factors that affect our cost of revenues, including costs of raw materials and components, manufacturing costs and costs of shipping;
- factors that affect the quality of our products;
- in the case of our OEM business, the nature of the market served by our OEM customer and expected volume of its sales of our products; and
- in the case of our licensing business, the extent to which our technologies are protected by patents, which influences the royalty rates we can obtain.

In addition, gross margin from lighting systems may vary from period to period depending on a number of factors, most notably product mix, changes in material costs, and the timing of larger deals which, on average, tend to have lower gross margins.

We depend for a substantial portion of our revenue on sales made by distributors and independent sales representatives, and the failure to manage successfully our relationships with these third parties, or the termination of these relationships, could cause our revenue to decline and harm our business.

We rely in part upon third parties, including our distributors and independent sales representatives, to promote our products, generate demand and sales leads, and obtain orders for our products. In addition, these parties provide technical sales support to our customers. The activities of these third parties are not within our direct control. Our failure to manage our relationships with these third parties effectively could impair the effectiveness of our sales, marketing and support activities. A reduction in the sales efforts, technical capabilities or financial viability of these parties, a misalignment of interest between us and them, or a termination of our relationship with a major distributor or sales representative could have a negative effect on our sales, financial results and ability to support our customers, and we could experience a diversion of substantial time and resources as we seek to identify, contract with and train a replacement.

Our OEM business consumes significant time and resources with no guarantee of revenues; OEM and licensing revenues are generally not subject to our control.

As we seek to increase our revenues from sale of our OEM products, we are exposed to additional risks beyond those we have historically faced in our lighting systems business. The effort to have our technologies designed into an OEM customer's product typically involves a lengthy sales process and design and engineering review that can consume significant time and resources on our part, with no guarantee of generating significant revenues. Failure to compete successfully with another vendor to have our technologies designed into a customer's OEM product could foreclose opportunities to obtain revenue from that customer on other projects in the future, as the significant costs associated with qualifying a new supplier may make the OEM customer reluctant to change vendors in order to introduce our technologies. Our receipt of substantial revenue from an OEM customer is dependent on the success of the OEM customer in introducing and marketing commercial products incorporating our technologies, a process over which we have little or no control. Similarly, licensing revenue is dependent on the success of the licensee in introducing and marketing commercial products which license our technologies, a process over which we have no control. It may take several years for an OEM customer to evaluate our technologies and to develop and commence volume shipments of products incorporating our technologies. In some cases, such as where we have granted an OEM customer exclusive rights in a particular field, we seek to obtain minimum purchase commitments from the customer. In general, however, our agreements with our OEM customers do not obligate them to purchase, or obligate us to supply, minimum volumes of products. Our failure to obtain new design wins for our OEM products, or delays or lack of success on the part of our OEM customers in introducing and marketing products incorporating our technologies, could result in our incurring substantial costs with little or no offsetting revenue, which could harm our revenue and profitability.

We have limited experience conducting operations internationally, which may make overseas expansion more difficult and costly than we expect and adversely affect our revenue growth and profitability.

We are continuing to expand our sales and marketing capabilities to accelerate our penetration of the global market for our technologies and products. As a result, we are exposed to differing laws, regulations and business cultures that may adversely impact our business. We may also be exposed to economic and political instability and international unrest. Although we hope to enter into agreements with OEMs, distributors and other resellers that attempt to minimize these risks, such agreements may not be honored or we may not be able to adequately protect our interests.

In 2006 we derived approximately 34% of our revenues from sales to customers outside the United States and Canada. We intend to expand our international presence in the future. There are many barriers and risks to competing successfully in the international marketplace, including the following:

- costs of customizing products for foreign countries;
- foreign currency risks;
- dependence on local OEMs, distributors and resellers;
- compliance with multiple, conflicting and changing governmental laws and regulations;
- longer sales cycles; and
- import and export restrictions and tariffs.

If we are not able to successfully market, sell and deliver our products and services in international markets, our revenue growth and profitability may be adversely affected.

The loss of the services of any members of our key management team could adversely affect our ability to execute our business strategy and, as a result, adversely affect our sales and profitability.

Our success depends to a significant extent on the continued service of our executive officers, who are William J. Sims, our President and Chief Executive Officer, David K. Johnson, our Senior Vice President and Chief Financial Officer, Jeffrey A. Cassis, our Senior Vice President and Chief Operating Officer, Ihor A. Lys, our Chief Scientist, and Frederick M. Morgan, our Chief Technology Officer, and on the continued service of other key management and technical personnel, and on our ability to continue to attract, retain and motivate qualified personnel, particularly experienced engineers. The competition for such employees is intense. The loss of the services of one or more of our key employees or our failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

We may pursue acquisitions and investments in new businesses, products or technologies that involve numerous risks, which could disrupt our business and may harm our financial condition.

To date, we have not made any acquisitions, and we currently have no commitments or agreements to make any acquisitions. In the future, we may make acquisitions of and investments in new businesses, products and technologies, or we may acquire operations that expand our current capabilities. Acquisitions present a number of potential risks and challenges that could, if not met, disrupt our business operations, increase our operating costs and reduce the value to us of the acquired company. For example, if we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition on favorable terms. Even if we are successful, we may not be able to integrate the acquired businesses, products or technologies into our existing business and products. As a result of the rapid pace of technological change, we may misgauge the long-term potential of the acquired business or technology, or the acquisition may not be complementary to our existing business. Furthermore, potential acquisitions and investments, whether or not consummated, may divert our management's attention and require considerable cash outlays at the expense of our existing operations. In addition, to complete future acquisitions, we may issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could adversely affect our profitability.

We are relocating our principal executive offices, which could disrupt our operations and harm our business.

Our lease for our principal executive offices, which are in downtown Boston, expires in August 2007. In January 2007, we entered into a lease agreement to lease approximately 51,000 square feet pursuant to a ten year lease commencing September 1, 2007 in Burlington, Massachusetts. There are a number of risks associated with the relocation of our principal executive offices, including the risks that we may encounter completion delays or greater than anticipated completion costs, that our business may be disrupted, and that we may experience attrition among our employees who may prefer not to commute to the new location. Any of these factors could adversely affect our business and results of operations.

If we are unable to manage our growth effectively, our future growth, profitability and liquidity could be adversely affected.

We anticipate significant growth in our business. Our anticipated growth is expected to place significant strain on our limited research and development, sales and marketing, operational and administrative resources. To manage any future growth, we must continue to improve our operational and financial systems and expand, train and manage our employee base. For example, we must implement new modules of our management information system, hire and train new sales representatives and expand our supply chain management and quality control operations. If we are unable to manage our growth effectively, our prospects for additional future growth may be limited, we may be unable to operate profitably and we may not be able to effectively pursue our business plan.

Our operations are concentrated in a small number of facilities, and unavailability of one or more of these facilities could interrupt our business.

Our research and development, sales and marketing and administrative activities are concentrated in our headquarters facility in Boston, Massachusetts. Our manufacturing operations are carried out by contract manufacturers at a small number of plants in or near the port city of Shenzhen in the Guangdong Province of China, and, to a lesser extent, in Mexico. If, for any reason including as a result of natural disaster, political unrest, act of terrorism, war, outbreak of disease or other similar event, any of these facilities should be damaged or destroyed or become inaccessible or inoperable, our ability to conduct business could be adversely affected or interrupted entirely.

We must comply with new regulatory requirements regarding internal control over financial reporting and corporate governance, which will cause us to incur significant costs, and our failure to comply with these requirements could cause our stock price to decline.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we annually evaluate and report on our systems of internal controls and that our independent registered public accounting firm must report on management's evaluation of those controls. In the future, there may be material weaknesses in our internal controls that would be required to be reported in future Annual Reports on Form 10-K. A negative reaction by the equity markets to the reporting of a material weakness could cause our stock price to decline.

We are also spending an increased amount of management time and focus as well as external resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure. This has caused us to hire additional personnel and outside advisory services and has resulted in additional accounting and legal expenses. These additional expenses could adversely affect our operating results and the market price of our stock could suffer as a result.

In addition, if in the future we acquire companies with weak internal controls, it will take time to get the internal controls of the acquired company up to the same level of operating effectiveness as ours. Our inability to address these risks could negatively affect our operating results.

If we are unable to obtain additional capital as needed in the future, our growth could be limited and we may be unable to pursue our current business strategy.

We currently anticipate that our available cash resources will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. If we decide to accelerate the growth in our operations in response to new market opportunities, acquire other technologies or companies, or if our revenues grow more slowly than we anticipate or we incur unexpected costs, we may need to raise additional capital. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If additional funds become necessary and are not available on terms favorable to us, we may be unable to expand our business or continue to pursue our current business strategy.

The market price of our common stock may be volatile, which could result in substantial losses for investors holding our shares.

The market price of our common stock may be volatile. Since the completion of our initial public offering in June 2004, the sale price of our common stock has ranged from $8.15 to $23.60. Fluctuations in market price and volume are particularly common among securities of technology companies. As a result, you may be unable to sell your shares of common stock at or above the price you paid for it. The market price of our common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

- general fluctuations in stock market prices and volume, which are particularly common among highly volatile securities of technology companies like ours;
- actual or anticipated fluctuations in our quarterly operating results or changes in expectations as to our future financial performance or changes in securities analysts' estimates of our financial performance;
- changes in market valuations of similar companies;
- announcements by us or our competitors of significant products, contracts, acquisitions or strategic partnerships;
- developments or disputes concerning patents or proprietary rights, including increases or decreases in litigation expense associated with patent lawsuits we have initiated, or in which we are named as defendants;
- failure to complete significant sales;
- additions or departures of key personnel; and
- sales of our stock by our executive officers.

We could be the subject of securities class action litigation due to future stock price volatility.

The stock market in general, and market prices for the securities of technology companies like ours in particular, recently have experienced extreme volatility that often has been unrelated to the operating performance of the underlying companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. Recently, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, our defense of the lawsuit could be costly and divert the time and attention of our management.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control of our company.

Provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a merger, acquisition or change of control that a stockholder may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

- authorizing the issuance of "blank check" preferred stock;
- providing for a classified board of directors with staggered, three-year terms;
- providing that directors may only be removed for cause by a two-thirds vote of stockholders;
- limiting the persons who may call special meetings of stockholders;
- prohibiting stockholder action by written consent; and
- establishing advance notice requirements for nominations for election to the board of directors and for proposing matters to be submitted to a stockholder vote.

In addition, provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with our company or obtaining control of our company.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our headquarters are currently located in Boston, Massachusetts, where we lease approximately 54,000 square feet under a lease expiring in August 2007, with a five-year renewal option. We occupy approximately 34,000 square feet of this space, and sublease the balance of this space to an unrelated party under a sublease expiring in August 2007.

We entered into a lease agreement on January 8, 2007 to lease approximately 51,000 square feet pursuant to a ten year lease commencing September 1, 2007 in Burlington, Massachusetts. The lease has two five-year renewal options.

We also lease approximately 5,000 square feet of office space in New York, New York under a lease that expires January 31, 2014. This space will be used both as a showroom for our products and as offices. In addition, we lease approximately 3,000 square feet of office space in Shenzhen, China under a lease that expires July 31, 2007. This space is used by manufacturing, supply chain management and quality control personnel.

Item 3. *Legal Proceedings*

Super Vision International, Inc.

On December 4, 2006, we entered into a settlement and license agreement with Super Vision International, Inc. (Super Vision) ending all pending litigation between the two companies. Super Vision will pay us $825,000 in equal installments over twelve months commencing January 2007 as settlement for all past claims we had against Super Vision, including the amounts awarded to us by the U.S. District Court for the District of Massachusetts, as well as future royalties on the manufacture and sale of Super Vision's LED-based lighting products. Furthermore, Super Vision dropped its pending claim of infringement against us with respect to U.S. patent 4,962,687 in the U.S. District Court for the Eastern District of Texas, and granted us a royalty free license to that patent.

TIR Systems, Ltd.

In December 2003, we filed a lawsuit against TIR Systems Ltd. (TIR), a Canadian corporation, in the United States District Court for the District of Massachusetts. In this litigation, we allege that certain products of TIR infringe three of our patents. Our complaint was later amended to add a fourth patent. TIR has filed counterclaims seeking declarations that its products do not infringe and that the patents are invalid. We believe that these claims by TIR are without merit. We have since added four more patents to the suit and added breach of contract and theft of trade secret claims to our complaint.

In January 2006, we filed a lawsuit against TIR in the Federal Court of Canada. In this litigation, we allege that several TIR Destiny products and TIR's LEXEL technology infringe our Canadian patent. TIR has filed counterclaims seeking declarations that its products do not infringe and that the patent is invalid. We believe that these claims by TIR are without merit.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our stockholders during the fourth quarter of the year ended December 31, 2006.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

The following table sets forth, for the periods indicated, the range of high and low trade prices for our common stock. Our common stock trades on the NASDAQ Stock Market LLC under the symbol CLRK.

Year Ended December 31, 2006	High	Low
First Quarter	$22.87	$14.34
Second Quarter	23.60	14.05
Third Quarter	19.98	15.20
Fourth Quarter	21.74	17.12

Year Ended December 31, 2005	High	Low
First Quarter	$18.05	$ 9.76
Second Quarter	13.54	9.00
Third Quarter	17.33	10.25
Fourth Quarter	17.20	11.84

As of February 28, 2007, our common stock was held by approximately 79 stockholders of record. We have not declared or paid cash dividends on our common stock and do not plan to pay cash dividends to our stockholders in the near future.

Information related to securities authorized for issuance under equity compensation plans is set forth under Item 12 of this Annual Report on Form 10-K.

COMPARISON OF 30 MONTH CUMULATIVE TOTAL RETURN*
Among Color Kinetics, Inc., The NASDAQ Composite Index
And The RDG Technology Composite Index



$250
$200
$150
$100
$50
$0
6/22/04
12/04
12/05
12/06
Color Kinetics, Inc.
NASDAQ Composite
RDG Technology Composite

* $100 invested on 6/22/04 in stock or on 5/31/04 in index-including reinvestment of dividends.
Fiscal year ending December 31.

Item 6. ***Selected Financial Data***

The following table sets forth selected financial data of our business for the last five years *(in thousands, except per share data)*:

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Statement of operations data:					
Revenues	$ 65,424	$52,907	$40,150	$ 28,849	$ 20,166
Income (loss) from operations(1)	399	2,485	1,531	(777)	(7,674)
Basic earnings (loss) per share	0.17	0.24	0.22	(0.26)	(2.71)
Diluted earnings (loss) per share	0.16	0.22	0.14	(0.26)	(2.71)
Balance sheet data:					
Cash and equivalents and investments	99,982	57,169	55,220	5,686	7,689
Total assets	124,489	76,739	70,207	18,117	18,631
Long-term obligations	—	243	628	1,034	1,411
Redeemable convertible preferred stock(2)	—	—	—	47,999	47,999
Stockholders' equity (deficiency)	114,043	69,502	63,017	(35,920)	(35,286)

(1) Our income from operations in 2006 reflected $2.4 million of stock-based compensation expense as a result of our adoption of Statement of Financial Accounting Standards No. 123(R) on January 1, 2006. In 2006, stock-based compensation expense decreased basic and diluted earnings per share by $0.13 and $0.12, respectively.

(2) All shares of redeemable convertible preferred stock were converted to common stock upon closing of our initial public offering in June 2004.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Description of Our Revenues, Costs and Expenses

Our lighting systems revenues include amounts from the sale of our LED lighting systems as well as any fees from our customers for applications engineering, integration or technical support services we provide to assist them in specifying, designing, installing and operating our systems.

Our OEM and licensing revenues include amounts from the sale of our OEM products, license fees and related fees attributable to the licensing of our proprietary technology, and fees for any engineering design and support services that are requested by our OEM and licensing customers.

Our cost of lighting systems revenues and cost of OEM and license revenues consist primarily of the cost of the lighting products sold, including amounts paid to our contract manufacturers, the costs of any components that we provide, other direct and indirect manufacturing support costs, shipping and handling, tooling and provisions for product warranty, scrap and inventory obsolescence, as well as overhead cost allocated to these activities. It may also include an allocation of salaries and related benefits (including stock-based compensation charges) of engineering personnel when they provide engineering design and support services, as well as outsourced engineering design and support services fees paid to third parties, for which we charge fees to our customers.

Our selling and marketing expenses consist primarily of salaries, commissions, travel expense and related benefits (including stock-based compensation charges) of personnel engaged in sales and marketing activities, commissions paid to our manufacturers' representatives, costs of marketing programs and promotional materials, product samples, trade show expenses and overhead cost related to these activities.

Our research and development expenses consist primarily of salaries, bonuses and related benefits (including stock-based compensation charges) of personnel engaged in research and development and product quality activities, out-of-pocket product development costs, travel expenses and overhead cost related to these activities. Research and development expenses are expensed as incurred.

Our general and administrative expenses consist primarily of salaries, bonuses and related benefits (including stock-based compensation charges) of personnel engaged in corporate administration, finance, human resources, information systems and legal functions, outside legal, audit, and tax services, professional fees in connection with complying with the Sarbanes-Oxley Act of 2002, costs associated with being a public company, bad debt expense, other general corporate expenditures, and overhead cost related to these activities.

Effective December 31, 2006, we terminated our joint venture agreement with Yamagiwa Corporation (Yamagiwa) and sold our 50% ownership in our joint venture Color Kinetics Japan Incorporated (CK Japan) to Yamagiwa. Through the date of sale, we accounted for our investment in CK Japan using the equity method of accounting, whereby we recorded our proportionate share of the income or loss earned by the joint venture. We recorded revenue from sales to CK Japan as revenue from a related party. In periods prior to the date of sale of our ownership interest in CK Japan, we eliminated our profit associated with inventory we sold to CK Japan that was held by it at the end of the period. Because CK Japan used the Japanese yen as its functional currency, we translated the results of operations of CK Japan into United States dollars using the average rates of exchange during the reporting periods. Through the date of sale of our ownership interest in CK Japan, we also recorded on our balance sheet translation adjustments reflecting the changes in CK Japan's equity measured in dollars resulting from changes in exchange rates. We included the reversal of the cumulative translation adjustment together with the loss on sale of our ownership interest in CK Japan within equity in earnings (loss) of joint venture in our accompanying consolidated statement of income for the year ended December 31, 2006.

Critical Accounting Policies

We make estimates and assumptions in the preparation of our condensed consolidated financial statements that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. However, actual results may differ from these estimates.

We have identified the following critical accounting policies that require the use of significant judgments and estimates in the preparation of our consolidated financial statements. This listing is not a comprehensive list of all of our accounting policies. For further information regarding the application of these and other accounting policies, see Note 2 in the Notes to Consolidated Financial Statements herein.

Revenue Recognition. We recognize revenues in connection with sales of our lighting systems and OEM products when all of the following conditions have been met:

- evidence exists of an arrangement with the customer, typically consisting of a purchase order;
- our products have been delivered and title and risk of loss has passed to the customer, which typically occurs when a product is shipped under our customary terms, generally FOB shipping point;
- the amount of revenue to which we are entitled is fixed or determinable; and
- we believe it is probable that we will be able to collect the amount due us from our customer.

To the extent that one or more of these conditions is not present, we delay recognition of revenue until all the conditions are present. We classify the amount of freight invoiced to the customer as revenue, with the corresponding cost classified as cost of revenues.

We offer our lighting systems customers limited rights of return, which typically provide that within 30 days of shipment, products in unopened and saleable condition may, at our discretion, be returned to us for refund, on terms which may include a 15% restocking fee. We also provide certain distributors with limited stock rotation rights. Based on historical experience, we provide for potential returns from customers through a sales return reserve. The reserve is evaluated and adjusted as conditions warrant.

We recognize licensing revenues based on royalty reporting from licensees. We typically receive these reports on a quarterly basis in arrears.

Allowance for Doubtful Accounts. We estimate the uncollectibility of our accounts receivable and we maintain allowances for estimated losses. This allowance is established using estimates that management makes based on factors such as the composition of the accounts receivable aging, historical bad debts, changes in payment patterns, customer creditworthiness and current economic trends. If we used different estimates, or if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional provisions for doubtful accounts would be required and would increase bad debt expense.

Product Warranty. For purchases made prior to June 1, 2006, our products are generally warranted against defects for 12 months following ultimate delivery to end user. For purchases made on or after June 1, 2006, our products are generally warranted against defects for 24 months following purchase. Warranty expense is based on historical claims experience, repair costs, and current sales levels, as well as various other assumptions that we believe to be reasonable under the circumstances. Should actual product failure rates differ from our estimates, revisions to the estimated warranty liability would be required.

Inventory Reserves. We state our inventories at the lower of cost or market, computed on a standard cost basis, which approximates actual cost on a first-in, first-out basis, with market being determined as the lower of replacement cost or net realizable value. We provide reserves equal to the difference between the cost of the inventory and the estimated market value of our inventory using estimates of their net realizable value that are based upon our assumptions about future demand and market conditions. If actual market conditions are less favorable than those expected by management, additional inventory reserves may be required.

Accounting for Income Taxes. We account for income taxes using a liability approach. Our deferred tax assets consist primarily of net operating loss and credit carryforwards, for which we have provided a full valuation allowance, due to our limited operating history and the unlikelihood that we would realize those assets based on that history. To the extent that we begin to generate significant taxable income, such that it becomes more likely than not that these assets will be recoverable, we will reverse those valuation allowances through income. To the extent that we are unable to operate profitably, our tax assets could expire unutilized. The occurrence of certain events, such as significant changes in ownership interests in Color Kinetics, could result in limitations on the amount of those assets that could be utilized in any given year.

Stock-Based Compensation. Effective January 1, 2006, we account for stock-based compensation expense in accordance with SFAS No. 123(R), *Share-Based Payment* (SFAS No. 123R). SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25). Under SFAS No. 123R, stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date, is recognized over the relevant service period, and is adjusted each period for anticipated forfeitures. We estimate the fair value of each stock-based award on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to stock price volatility, the expected life of options, a risk-free interest rate and dividend yield. Many of these assumptions are highly subjective and require the exercise of management judgment. Our management must also apply judgment in developing an estimate of awards that may be forfeited. If our actual experience differs significantly from our estimates and we choose to employ different assumptions in the future, the stock-based compensation expense that we record in future periods may differ materially from that recorded in the current period.

In transitioning from APB No. 25 to SFAS No. 123R, we have applied the modified prospective method. Accordingly, periods prior to adoption have not been restated and are not directly comparable to periods after adoption. Under the modified prospective method, compensation cost recognized in periods after adoption includes (a) compensation cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, less estimated forfeitures, and (b) compensation cost for all share-based awards granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R, less estimated forfeitures.

The stock-based employee compensation expense related to SFAS No. 123R recognized in income in 2006 was approximately $2.4 million. We recorded no provision or benefit for income tax in 2006 for stock-based employee compensation due to our net loss carryforward position. At December 31, 2006, total unrecognized stock-based compensation expense related to our unvested stock options, which we expect to be recognized over a weighted average period of 3.2 years, amounted to $6.9 million. Total unrecognized stock-based compensation expense will be adjusted for any future changes in estimated forfeitures, if any.

Results of Operations

The following table sets forth certain income and expense items as a percentage of total revenues (or, in the case of our cost of lighting systems revenues and cost of OEM and licensing revenues, as a percentage of the related revenues):

Year Ended December 31,	Percentage of Total Revenues		
	2006	2005	2004
Revenues:			
Lighting systems	89%	83%	86%
OEM and licensing	11	17	14
Total revenues	100	100	100
Cost of revenues:			
Cost of lighting systems, as a percentage of lighting systems revenues	45	48	49
Cost of OEM and licensing, as a percentage of OEM and licensing revenues	35	45	54
Total cost of revenues	44	47	49
Gross profit	56	53	51
Operating Expenses:			
Selling and marketing	25	22	21
Research and development	11	9	9
General and administrative	20	17	17
Total operating expenses	56	48	47
Income from operations	1	5	4
Interest income	4	3	1
Equity in earnings (loss) of joint venture	(0)	0	1
Net income	5%	8%	6%

2006 Compared to 2005

Revenues. Total revenues increased 24%, from $52.9 million in 2005 to $65.4 million in 2006.

Lighting systems revenues increased 32%, from $44.2 million in 2005 to $58.3 million in 2006. Lighting systems revenues in the United States of America (U.S.) and Canada increased 36%, from $27.2 million in 2005 to $37.1 million in 2006, and in markets outside the U.S. and Canada increased 25%, from $17.0 million in 2005 to $21.2 million in 2006.

The increase in lighting systems revenues for 2006 was primarily attributable to increased worldwide sales of our intelligent LED lighting systems, the addition of new products to our product line in prior periods, growth in our direct sales force, and our ongoing efforts to expand and support our network of U.S. and Canadian manufacturer's representatives and international distributors.

Sales in the Japanese market to CK Japan decreased 30% from $4.8 million in 2005 to $3.4 million in 2006. The decrease was due primarily to reduced purchases by CK Japan to allow it to better balance its inventory levels in anticipation of the termination of our joint venture agreement, as well as to substantial competition in this market. Revenues derived from sales of lighting systems and OEM products to CK Japan represented 9% and 5% of total revenues in 2005 and 2006, respectively.

Until December 31, 2006, we relied exclusively upon CK Japan, a joint venture in which we held a 50% equity interest, to distribute our products in Japan. Effective December 31, 2006, we terminated our joint venture agreement with Yamagiwa, sold our 50% ownership in CK Japan to Yamagiwa, and entered into a new dealer agreement with Yamagiwa effective January 1, 2007 whereby Yamagiwa has exclusive rights to distribute our color changing (non-white) lighting systems in Japan. Exclusivity under this agreement is subject to defined purchase minimums. Yamagiwa is licensing the name CK from us for this dealer, which Yamagiwa has named CK Japan. Revenues from Japan amounted to 5%, 9%, and 11% of total revenues in 2006, 2005, and 2004, respectively.

Our OEM and licensing revenues decreased 19% from $8.7 million in 2005 to $7.1 million in 2006. The decrease was primarily attributable to decreased OEM product sales to an individual customer in the special event field, which accounted for $3.6 million of our revenues in 2005, compared to $1.7 million of revenues in 2006. In addition, sales to an individual OEM customer in the pool business, which accounted for $1.8 million in 2005, decreased to $78,000 in 2006 as a result of this customer converting from a buyer of OEM products to primarily a licensee of our technology. Licensing revenue from this customer increased from $369,000 in 2005 to $762,000 in 2006. The decrease in OEM sales was also partially offset by an increase in our licensing revenues, from $1.3 million in 2005 to $2.4 million in 2006. The increase in licensing revenues was due primarily to an increase in royalties from our existing base of licensees. The decrease in OEM sales attributable to the two customers described above was also partially offset by an increase in OEM revenues from other existing OEM customers, as well as the addition of new OEM customers in 2006.

Revenues derived from sales of lighting systems products to CKDI decreased from 10% to 5% of total revenues in 2005 and 2006, respectively. The decrease was primarily attributable to an increase in the number of orders of less than $10,000 handled by our dealers in the U.S. and Canada rather than by CKDI.

No customer other than CKDI accounted for more than 10% of our total revenues in 2005, and no customer accounted for more than 10% of our total revenues in 2006.

We expect lighting systems revenues to increase in 2007, based on our expectation of further increase in worldwide market acceptance of our intelligent LED lighting systems, as well as the addition of new products to our product lines. To accelerate this revenue growth, we have planned further expansion of our sales force and distribution channels. We expect total revenues for our OEM and licensing business unit to increase in 2007, primarily as a result of having an increasing number of OEM and licensing customers who have commenced, or are expected during 2007 to commence, commercial shipment of products incorporating our technologies. Notwithstanding the above, we expect licensing revenues in the first quarter of 2007 to be sequentially less than the $1.1 million in the fourth quarter of 2006, which included an initial royalty payment from a large consumer products company reflecting its initial sell-in and product launch activity.

Gross Profit. Total gross profit increased from $28.0 million in 2005 to $36.6 million in 2006. The dollar increase was attributable primarily to increased sales and to overall improved gross margins. Gross profit as a percentage of revenues, or gross margin, increased from 53% in 2005 to 56% in 2006. Cost of revenues included stock-based compensation expense of $75,000 in 2006.

Gross margin from lighting systems increased from 52% in 2005 to 55% in 2006. The increase was primarily attributable to a more favorable product mix, a more favorable regional sales mix, reduced materials costs, improved freight management programs, and recognition of previously deferred profit on CK Japan inventory as a result of the sale of our ownership interest in CK Japan in 2006. Gross margin from lighting systems may vary in future periods depending on a number of factors, most notably product mix, changes in material costs, and the timing of larger deals which, on average, tend to have lower gross margins.

Gross margin from our OEM and licensing business increased from 56% in 2005 to 65% in 2006. The increase was primarily attributable to increased percentages of higher margin licensing revenues. Gross margin for our OEM and licensing business may vary in future periods depending on the mix of OEM products and the relative percentage of licensing revenues.

Selling and Marketing Expenses. Selling and marketing expenses increased 41% from $11.5 million in 2005 to $16.2 million in 2006. As a percentage of total revenues, sales and marketing expenses increased from 22% in 2005 to 25% in 2006. The increase in both dollar amount and as a percentage of revenues was primarily attributable to a $2.4 million increase in sales commissions to employees and commissions to our US and Canadian manufacturer's representatives as a result of our revenue growth. The remaining increase in selling and marketing expenses was primarily the result of a $965,000 increase due to the expansion of our worldwide sales force and other personnel, $495,000 related to the adoption of SFAS No. 123R in 2006, and an $828,000 increase in marketing and channel support programs and branding initiatives we undertook in 2006. Selling and marketing expenses included stock-based compensation of $497,000 in 2006. In 2007, we expect our commissions to our manufacturer's representatives to increase, commensurate with our expected revenue growth. In addition, we expect our payroll-related expenses to increase as we add personnel primarily in the area of direct sales and sales support. In addition, we expect our spending to increase as a result of planned product releases, as well as increases in various variable marketing programs including market research, trade shows and events, advertising, and marketing publications. As a result, we expect our selling and marketing expenses to increase in dollar amount in 2007.

Research and Development Expenses. Research and development expenses increased 55%, from $4.6 million in 2005 to $7.1 million in 2006. As a percentage of total revenues, research and development expenses increased from 9% in 2005 to 11% in 2006. The increase in both dollar amount and as a percentage of revenues was primarily attributable to a 25% increase in our research and development headcount based both in our Boston and China offices, increased spending related to product development, testing and environmental regulatory compliance, as well as the adoption of SFAS No. 123R in 2006. Research and development expenses included stock-based compensation of $442,000 in 2006. We expect our research and development expenses to increase in dollar amount in subsequent periods, as we devote additional resources to developing new products and technologies and supporting scheduled new product introductions.

General and Administrative Expenses. General and administrative expenses increased 37%, from $9.4 million in 2005 to $12.8 million in 2006. General and administrative expenses included stock-based compensation of $1.4 million in 2006. Total outside legal expenses increased from $2.8 million in 2005 to $3.8 million in 2006, primarily due to increased patent application activity and patent litigation matters, as well as various corporate projects. Recruiting expenses increased by $177,000 in 2006 as compared to 2005 as a result of fees we incurred to fill certain positions. The remaining increase in general and administrative expenses was primarily the result of increased personnel-related costs to support overall growth in the business. We expect general and administrative expenses to increase in dollar amount in 2007 primarily due to anticipated higher personnel-related costs and higher outside legal expenses. The timing and extent of patent and litigation activity related to building or defending our intellectual property rights is uncertain, and we expect quarter to quarter variability.

Interest Income. Interest income increased from $1.6 million in 2005 to $2.9 million in 2006, due to higher average cash, cash equivalent, and investment balances, as well as higher average yields on these investments in 2006.

Equity in Earnings (Loss) of Joint Venture. Equity in earnings of joint venture decreased from a $223,000 gain in 2005 to a $49,000 loss in 2006. The decrease in CK Japan's net income was primarily attributable to lower revenues and lower gross margin percentages of CK Japan in 2006 as well as gains and losses associated with the sale of our 50% ownership interest in CK Japan effective December 31, 2006. In particular, the 2006 loss of $49,000 reflects our $12,000 proportionate share of CK Japan's 2006 net loss, a $100,000 loss on sale of our ownership interest, and an offsetting $63,000 gain associated with reversal of the cumulative translation adjustment at the date of sale.

Provision for Income Taxes. We recorded no provision for income tax in either 2005 or 2006 due to our net loss carryforward position. At December 31, 2006, we had net loss carryforwards available to offset future taxable income of $30.0 million and federal research and development tax credit carryforwards available to reduce future taxes payable of $1.1 million. Should it become more likely than not that these assets will be recovered, we would remove the allowances provided, which would have the effect of reducing or eliminating our provision for income tax and possibly creating a tax benefit to earnings. In 2007, we expect to recognize the tax benefit associated with our net loss and tax credit carrforwards only to the extent utilization of such carryforwards are allowable as an offset against income taxes that would otherwise be owed for 2007.

2005 Compared to 2004

Revenues. Total revenues increased 32%, from $40.2 million in 2004 to $52.9 million in 2005.

Lighting systems revenues increased 28%, from $34.4 million in 2004 to $44.2 million in 2005. Lighting systems revenues in the US and Canada increased 21%, from $22.4 million in 2004 to $27.2 million in 2005, and in markets outside the US and Canada increased 41%, from $12.0 million in 2004 to $17.0 million in 2005.

The increase in lighting systems revenues for 2005 was primarily attributable to increased worldwide sales of our intelligent LED lighting systems, the addition of new products to our product line in prior periods, growth in our direct sales force, and our ongoing efforts to expand and support our network of US and Canadian manufacturer's representatives and international distributors. Sales in the Japanese market to CK Japan increased 11% to $4.8 million in 2005 from $4.3 million in 2004.

Our OEM and licensing revenues increased 53%, from $5.7 million in 2004 to $8.7 million in 2005. Total OEM sales amounted to $4.9 million and $7.4 million in 2004 and 2005, respectively. The increase in OEM sales was primarily attributable to increased product sales to an individual customer in the special event field, which accounted for $957,000 of revenues in 2004 compared to $3.6 million of revenues in 2005. Our licensing revenues amounted to $833,000 and $1.3 million in 2004 and 2005, respectively. The increase in licensing revenues is due primarily to an increase in the base of licensing customers.

Revenues derived from sales of lighting systems and OEM products to CK Japan represented 11% and 9% of total revenues in 2004 and 2005, respectively.

Revenues derived from sales of lighting systems products to CKDI decreased from 13% of total revenues in 2004 to 10% of total revenues in 2005.

No other customer accounted for more than 10% of our total revenues in either 2004 or 2005.

Gross Profit. Total gross profit increased from $20.3 million in 2004 to $28.0 million in 2005. The dollar increase was attributable primarily to increased sales and to overall improved gross margins. Gross profit as a percentage of revenues, or gross margin, increased from 51% in 2004 to 53% in 2005.

Gross margin from lighting systems increased from 51% in 2004 to 52% in 2005. The increase was primarily attributable to reduced product costs.

Gross margin from our OEM and licensing business increased from 46% in 2004 to 56% in 2005. The increase was primarily attributable to increased percentages of higher margin licensing revenues and a favorable change in our product mix toward higher margin OEM products.

Selling and Marketing Expenses. Selling and marketing expenses increased 35% from $8.5 million in 2004 to $11.5 million in 2005. The increase was primarily attributable to an increase in payroll and travel-related expenses due to an expansion of our sales force and hiring of additional product management personnel, an increase in marketing and channel support programs, and increases in sales commissions to employees and commissions to our manufacturer's representatives as a result of our revenue growth. As a percentage of total revenues, sales and marketing expenses increased from 21% in 2004 to 22% in 2005. The increase in selling and marketing expense as a percentage of revenues was attributable primarily to the expansion of our sales force and product management team.

Research and Development Expenses. Research and development expenses increased 31%, from $3.5 million in 2004 to $4.6 million in 2005. The increase was primarily attributable to increases in our research and development headcount based both in our Boston and China offices, as well as increased spending on product development including testing and certification related activities. As a percentage of total revenues, research and development expenses remained constant at 9% for each of the years ended 2004 and 2005.

General and Administrative Expenses. General and administrative expenses increased 39%, from $6.7 million in 2004 to $9.4 million in 2005. Total outside legal expenses in 2005 were $2.8 million, an increase of $852,000 compared to 2004, primarily as a result of increased patent application activity and patent litigation matters, as well as corporate projects. Recruiting expenses increased by $172,000 in 2005 as compared to 2004 as a result of fees we incurred to fill certain positions. Outside professional fees related to compliance with the Sarbanes-Oxley Act of 2002 amounted to $509,000 in 2005, compared to $0 in 2004. The remaining increase in general and administrative expenses for 2005 was primarily the result of increased personnel-related costs to support overall growth in the business. However, the increases in 2005 were partially offset by a decrease of $313,000 in stock-based compensation charges compared to 2004, primarily as a result of accelerating the vesting of previously granted options to advisory board members in June 2004.

Interest Income. Interest income increased from $518,000 in 2004 to $1.6 million in 2005, due to higher average cash, cash equivalent, and investment balances, as well as higher average yields on these investments in 2005.

Equity in Earnings of Joint Venture. Equity in earnings of joint venture decreased from a $334,000 gain in 2004 to a $223,000 gain in 2005. The variance was due to fluctuations in net income earned by CK Japan. The decrease in CK Japan's net income in 2005 as compared to 2004 was primarily attributable to lower gross margin percentages of CK Japan in 2005 due primarily to programs to expand distribution.

Provision for Income Taxes. We recorded no provision for income tax in either 2004 or 2005 due to our net loss carryforward position. At December 31, 2005, we had net loss carryforwards available to offset future taxable income of $29.5 million and federal research and development tax credit carryforwards available to reduce future taxes payable of $1.2 million.

Liquidity and Capital Resources

At December 31, 2006, we had $100.0 million in cash and equivalents and investments, representing an increase of $42.8 million compared to our $57.2 million balance of cash and equivalents and investments at December 31, 2005. The increase was primarily attributable to our receipt of $35.3 million of net proceeds from a secondary public offering of our common stock during the fourth quarter of 2006.

During 2006, we generated $5.4 million of cash from operating activities, as compared to $892,000 in 2005. The increase in cash generated from operating activities during 2006 as compared to 2005 was primarily due to higher net income (excluding the impact of non-cash stock-based compensation charges), as well as increased accounts payable and accrued expense balances due primarily to the timing of expenses and payments, decreased inventory levels, and changes in our other operating assets and liabilities, offset partially by higher accounts receivable balances as a result of revenue growth.

Net cash used in investing activities was $26.2 million in 2006, reflecting $24.8 million of net purchases of investments, $2.5 million of purchases of property and equipment (primarily leasehold improvements and furniture and fixtures related to additional office space we occupied during the second quarter of 2006 as well as tooling and test equipment related to our product development efforts) and $300,000 for the purchase of a patent. These outflows were offset partially by $887,000 in proceeds from the dissolution of CK Japan, as well as $500,000 provided by the release of restricted cash, representing partial return of a security deposit on our primary office lease. Investments are composed of state and municipal obligations, U.S. Treasury obligations, and investment-grade commercial paper. We expect capital expenditures to increase in 2007, primarily due to anticipated spending related to leasehold improvements for our new corporate headquarters in Burlington, Massachusetts.

Net cash provided by financing activities was $38.8 million in 2006, primarily attributable to $35.3 million of net proceeds from our secondary public offering, $2.0 million in proceeds from the exercise of stock options, $1.1 million in proceeds from the exercise of stock warrants, and $261,000 of proceeds from the issuance of common stock pursuant to our Employee Stock Purchase Plan.

We anticipate that our cash and equivalents and investments at December 31, 2006 will be sufficient to fund our foreseeable cash requirements for at least the next twelve months.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements within the meaning of Item 303(a)(4) of Regulation S-K.

Contractual Obligations

We lease certain facilities, including our corporate headquarters, under non-cancelable operating lease arrangements expiring through January 31, 2017. We entered into a sublease through August 31, 2007 relating to certain vacated space, pursuant to which we expect to receive sublease income that will partially offset our lease obligations.

Set forth below is information concerning our known contractual obligations as of December 31, 2006 that are fixed and determinable *(in thousands)*:

Contractual Obligations	Payment Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease obligations(1)	$2,855	$1,529	$630	$678	$18

(1) Does not reflect sublease income that we expect to receive during the following periods: less than 1 year, $367,000; 1 to 3 years, $0; and 3 to 5 years, $0.

Additionally, in January 2007, we entered into a ten-year lease for our new corporate headquarters to be located in Burlington, Massachusetts commencing September 1, 2007. Annual fixed lease payments beginning September 1, 2007 are approximately $1.4 million for each of the first five years of the lease and $1.5 million for each of the last five years of the lease. The lease also contains two five-year renewal options.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* (FIN 48). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Measurement of the tax uncertainty occurs if the recognition threshold has been met. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will be effective for fiscal years beginning after December 15, 2006. We are evaluating our tax positions and do not expect FIN 48 to have a material effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, (SFAS No. 157) which formally defines fair value, creates a standardized framework for measuring fair value in generally accepted accounting principles, and expands fair value measurement disclosures. SFAS No. 157 will be effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 157 to have a material effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, (SFAS No. 159) which upon adoption would allow entities to choose to measure many financial instruments and certain other items at fair value through earnings. The standard allows the fair value measurement to be applied instrument by instrument, is irrevocable for any instruments for which such selection is made, and applies to the entire instrument. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not currently have any instruments for which such election could be made, and therefore, we do not believe adoption will have a material effect on our consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market risk to which we are subject consists of the risk of loss arising from adverse changes in market interest rates and foreign exchange rates. Exposure to market rate risk for changes in interest rates relates to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. We seek to place our investments with high-quality issuers and we have policies limiting, among other things, the amount of credit exposure to any one issuer. We seek to limit default risk by purchasing only investment-grade securities. In addition, we have classified all of our debt securities as available for sale. This classification reduces the income statement exposure to interest rate risk if such investments are held until their maturity date. Based on a hypothetical 10% adverse movement in interest rates, the potential losses in future earnings, fair value of risk-sensitive instruments, and cash flows are immaterial.

Item 8. ***Financial Statements and Supplementary Data***

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Color Kinetics Incorporated
Boston, Massachusetts

We have audited the accompanying consolidated balance sheets of Color Kinetics Incorporated and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Color Kinetics Incorporated and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006 the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report, dated March 15, 2007, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Boston, Massachusetts
March 15, 2007

Color Kinetics Incorporated

Consolidated Balance Sheets

	December 31,	
	2006	2005
	(In thousands, except per share data)	
ASSETS		
CURRENT ASSETS:		
Cash and equivalents	$ 60,997	$ 43,032
Investments	38,985	14,137
Restricted cash	500	100
Accounts receivable, net of allowance for doubtful accounts of $430 and $461 in 2006 and 2005, respectively	11,480	7,813
Accounts receivable from related party	82	249
Inventory	6,805	7,159
Prepaid expenses and other current assets	3,159	1,436
Total current assets	122,008	73,926
PROPERTY AND EQUIPMENT — at cost:		
Computer equipment	1,677	1,368
Furniture and fixtures	1,206	886
Tooling and test equipment	1,601	1,003
Leasehold improvements	1,854	1,191
Total	6,338	4,448
Less — accumulated depreciation and amortization	(4,139)	(3,422)
Property and equipment — net	2,199	1,026
INVESTMENT IN JOINT VENTURE	—	887
INTANGIBLE ASSETS — net	282	—
RESTRICTED CASH — Non-current portion	—	900
TOTAL ASSETS	$124,489	$ 76,739
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 3,690	$ 1,019
Accounts payable to related party	—	63
Accrued expenses	2,238	2,169
Accrued compensation	3,073	2,251
Accrued restructuring	243	385
Accrued warranty	1,007	876
Deferred revenue	195	231
Total current liabilities	10,446	6,994
ACCRUED RESTRUCTURING — Non-current portion	—	243
COMMITMENTS AND CONTINGENCIES (Note 10)		
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.001 par value — authorized, 5,000 shares; issued, none		
Common stock, $0.001 par value — authorized, 100,000 shares in 2006 and 2005; issued and outstanding, 21,299 and 18,387 shares in 2006 and 2005, respectively	21	18
Additional paid-in capital	140,498	99,210
Accumulated other comprehensive loss	(112)	(120)
Accumulated deficit	(26,364)	(29,606)
Total stockholders' equity	114,043	69,502
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$124,489	$ 76,739

See notes to consolidated financial statements.

Color Kinetics Incorporated

Consolidated Statements of Income

	Year Ended December 31,		
	2006	2005	2004
	(In thousands, except per share data)		
REVENUES(1):			
Lighting systems	$58,300	$44,156	$34,435
OEM and licensing	7,124	8,751	5,715
Total revenues	65,424	52,907	40,150
COST OF REVENUES:			
Lighting systems	26,297	21,006	16,777
OEM and licensing	2,507	3,894	3,075
Total cost of revenues	28,804	24,900	19,852
GROSS PROFIT	36,620	28,007	20,298
OPERATING EXPENSES:			
Selling and marketing	16,242	11,519	8,514
Research and development	7,134	4,607	3,512
General and administrative	12,845	9,396	6,741
Total operating expenses	36,221	25,522	18,767
INCOME FROM OPERATIONS	399	2,485	1,531
INTEREST INCOME	2,892	1,624	518
EQUITY IN EARNINGS (LOSS) OF JOINT VENTURE	(49)	223	334
NET INCOME	$ 3,242	$ 4,332	$ 2,383
EARNINGS PER SHARE:			
Basic	$ 0.17	$ 0.24	$ 0.22
Diluted	$ 0.16	$ 0.22	$ 0.14
WEIGHTED AVERAGE SHARES OUTSTANDING:			
Basic	18,871	18,177	10,906
Diluted	20,276	19,630	17,487

(1) Includes revenues from related parties as follows:

	2006	2005	2004
Lighting systems	$ 3,311	$ 4,660	$ 4,442
OEM and licensing	43	115	—
Total related party revenues	$ 3,354	$ 4,775	$ 4,442

See notes to consolidated financial statements.

Color Kinetics Incorporated

Consolidated Statements of Stockholders' Equity and Comprehensive Income

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total	Comprehensive Income
	Shares	Amount					
				(In thousands)			
Balance, January 1, 2004	2,804	$ 3	$ 304	$ 14	$(36,241)	$(35,920)	
Exercise of stock options	22	—	115	—	—	115	
Exercise of warrants	5	—	—	—	—	—	
Issuance costs of Series F preferred stock	—	—	—	—	(80)	(80)	
Conversion of redeemable convertible preferred stock to common stock	11,069	11	61,071	—	—	61,082	
Issuance of stock in initial public offering, net of issuance costs of $1,973	4,000	4	35,223	—	—	35,227	
Stock-based compensation	—	—	346	—	—	346	
Translation adjustments	—	—	—	(114)	—	(114)	$ (114)
Unrealized losses on investments	—	—	—	(22)	—	(22)	(22)
Net income	—	—	—	—	2,383	2,383	2,383
Comprehensive income	—	—	—	—	—	—	$2,247
Balance, December 31, 2004	17,900	18	97,059	(122)	(33,938)	63,017	
Exercise of stock options	451	—	1,792	—	—	1,792	
Common stock issued for services	4	—	51	—	—	51	
Issuance of stock under the employee stock purchase plan	32	—	277	—	—	277	
Stock-based compensation	—	—	31	—	—	31	
Translation adjustments	—	—	—	63	—	63	$ 63
Unrealized losses on investments	—	—	—	(61)	—	(61)	(61)
Net income	—	—	—	—	4,332	4,332	4,332
Comprehensive income	—	—	—	—	—	—	$4,334
Balance, December 31, 2005	18,387	18	99,210	(120)	(29,606)	69,502	
Exercise of stock options	465	—	2,732	—	—	2,732	
Shares tendered for exercise of stock options	(34)	—	(696)			(696)	
Exercise of warrants	452	1	1,117	—	—	1,118	
Common stock issued for services	6	—	101	—	—	101	
Issuance of stock under the employee stock purchase plan	23	—	261	—	—	261	
Issuance of common stock in public offering, net of issuance costs of $564	2,000	2	35,344	—	—	35,346	
Stock-based compensation	—	—	2,429	—	—	2,429	
Translation gain reclassified to earnings upon sale of investment in joint venture	—	—	—	(63)	—	(63)	$ (63)
Translation adjustments	—	—	—	(1)	—	(1)	(1)
Unrealized gains on investments	—	—	—	72	—	72	72
Net income	—	—	—	—	3,242	3,242	3,242
Comprehensive income	—	—	—	—	—	—	$3,250
Balance, December 31, 2006	21,299	$21	$140,498	$(112)	$(26,364)	$114,043	

See notes to consolidated financial statements.

Color Kinetics Incorporated

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 3,242	$ 4,332	$ 2,383
Adjustments to reconcile net income to cash from operating activities:			
Depreciation and amortization	1,274	1,124	709
Stock-based compensation	2,429	31	346
Loss on disposal of property and equipment	35	4	—
Equity in (earnings) loss of joint venture	49	(223)	(334)
Common stock issued for services	101	51	—
Changes in assets and liabilities:			
Accounts receivable	(3,500)	(2,685)	(1,332)
Inventory	354	(2,429)	294
Prepaid expenses and other current assets	(1,723)	640	(1,268)
Accounts payable	2,608	(530)	225
Accrued expenses	922	1,130	1,362
Deferred revenue	(36)	(148)	(8)
Accrued restructuring	(385)	(405)	(427)
Cash flows from operating activities	5,370	892	1,950
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of investments	(50,818)	(48,082)	(29,044)
Sales and maturities of investments	26,042	62,906	—
Purchases of property and equipment	(2,464)	(1,007)	(791)
Purchase of patent	(300)	—	—
Proceeds from restricted cash	500	100	100
Proceeds from dissolution of joint venture	887	—	—
Cash flows from investing activities	(26,153)	13,917	(29,735)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from the exercise of stock options	2,036	1,792	115
Proceeds from the exercise of stock warrants	1,118	—	—
Proceeds from issuance of redeemable convertible preferred stock — net of issuance costs	—	—	13,003
Proceeds from issuance of common stock under the employee stock purchase plan	261	277	—
Proceeds from public issuance of common stock — net of issuance costs	35,346	—	35,227
Cash flows from financing activities	38,761	2,069	48,345
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(13)	(44)	(48)
NET INCREASE IN CASH AND EQUIVALENTS	17,965	16,834	20,512
CASH AND EQUIVALENTS — Beginning of year	43,032	26,198	5,686
CASH AND EQUIVALENTS — End of year	$ 60,997	$ 43,032	$ 26,198
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Conversion of redeemable convertible preferred stock	$ —	$ —	$ 61,082

See notes to consolidated financial statements.

Color Kinetics Incorporated

Notes to Consolidated Financial Statements

1. Nature of Business and Basis of Presentation

Nature of Business — Color Kinetics Incorporated, incorporated in Delaware on September 15, 1997, designs, markets and licenses LED lighting systems. We sell our products through our direct sales force and network of manufacturer's representatives and distributors.

Basis of Presentation — The consolidated financial statements include the accounts of Color Kinetics Incorporated and its wholly owned subsidiaries. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany transactions and balances have been eliminated in consolidation. We held a 50% equity interest in a joint venture, Color Kinetics Japan Incorporated (CK Japan). This investment was accounted for using the equity method until December 31, 2006, at which time we terminated our joint venture agreement with Yamagiwa Corporation (Yamagiwa) and sold our 50% ownership interest in the joint venture to Yamagiwa (see Note 8).

2. Summary of Significant Accounting Policies

Use of Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents and Restricted Cash — We consider all short-term highly liquid investments purchased with remaining maturities of three months or less to be cash equivalents.

We provided to the lessor of our corporate headquarters in Boston, Massachusetts an irrevocable letter of credit issued by a bank with a defined pay-down provision over the term of the lease. At December 31, 2006 and 2005, $0 and $900,000, respectively, was classified as long-term restricted cash and $500,000 and $100,000, respectively, was classified as short-term restricted cash, representing cash held on deposit with a bank to secure the letter of credit.

Fair Value of Financial Instruments — The carrying amount of our cash, accounts receivable and accounts payable approximates fair value due to the short-term nature of these instruments. We base the fair value of investments available for sale on current market value (see Note 3).

Investments — Investments, which consist primarily of municipal and U.S. Treasury obligations and corporate debt securities purchased with remaining maturities of more than three months, are classified as investments available for sale and stated at fair value. Aggregate unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) in stockholders' equity (see Note 3).

Inventory — Inventory is stated at the lower of cost (first-in, first-out method) or market and consists of the following, net of reserves as of December 31 *(in thousands)*:

	2006	2005
Finished goods	$6,587	$6,589
Raw material components	218	570
Total	$6,805	$7,159

To the extent that inventory is considered not saleable or net realizable value has diminished below cost, reserves are provided to reflect the estimated loss. Activity within reserves provided against inventory was as follows for years ended December 31 *(in thousands)*:

	2006	2005	2004
Balance, beginning of year	$ 689	$ 454	$ 605
Provisions in cost of revenues	469	628	242
Write-offs against reserves	(221)	(393)	(393)
Balance, end of year	$ 937	$ 689	$ 454

Property and Equipment — Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets (three years for computer equipment, five years for furniture and fixtures, one to two years for tooling and test equipment, and the remaining term of the lease for leasehold improvements). Upon sale or retirement of assets, the cost and related accumulated depreciation or amortization is eliminated from the respective accounts and any resulting gains or losses are reflected in operations. Expenditures for repairs and maintenance costs are expensed as incurred.

Intangible Assets — Intangible assets consist of a patent we purchased in February 2006 for $300,000. Amortization is being provided over the approximate 16-year estimated useful life of the patent. Accumulated amortization at December 31, 2006 was $18,000.

Impairment of Long-Lived Assets — We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the assets. If expected undiscounted cash flows are not sufficient to recover the carrying amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the assets. In connection with our 2001 restructuring plan (see Note 9), we wrote off certain leasehold improvements related to the abandonment of a portion of our principal office facility. No other impairments have been noted or recorded to date.

Warranty Reserve — For purchases made prior to June 1, 2006, our products are generally warranted against defects for 12 months following ultimate delivery to end user. For purchases made on or after June 1, 2006, our products are generally warranted against defects for 24 months following purchase. We provide reserves for potential warranty claims at the time of revenue recognition based on historical claims experience, repair costs and current sales levels. Activity within the reserve was as follows for the years ended December 31 *(in thousands)*:

	2006	2005	2004
Balance, beginning of year	$ 876	$ 860	$ 404
Provisions in cost of revenues	650	517	821
Expenditures	(519)	(501)	(365)
Balance, end of year	$1,007	$ 876	$ 860

Revenue Recognition — We recognize revenues in connection with sales of our lighting systems and OEM products when all of the following conditions have been met: (1) evidence exists of an arrangement with the customer, typically consisting of a purchase order or contract; (2) our products have been delivered and title and risk of loss has passed to the customer, which typically occurs when a product is shipped under our customary terms, generally FOB shipping point; (3) the amount of revenue to which we are entitled is fixed or determinable; and (4) we believe it is probable that we will be able to collect the amount due to us from our customer. To the extent that one or more of these conditions is not present, we delay recognition of revenue until all the conditions are present.

We classify the amount of freight that is invoiced to our customers as revenue, with the corresponding cost classified as cost of revenues.

We offer our lighting systems customers limited rights of return, which typically provide that within 30 days of shipment products in unopened and saleable condition may, at our discretion, be returned to us for refund, on terms which may include a 15% restocking fee. We also provide certain distributors with limited stock rotation rights. Based on historical experience, we provide for potential returns from customers through a sales return reserve, included in accrued expenses. The reserve is evaluated and adjusted as conditions warrant. An allowance for doubtful accounts is provided to reserve for credit losses as a result of customers' inability to pay.

We recognize licensing revenues based on royalty reporting from licensees. We typically receive these reports on a quarterly basis in arrears.

Activity within the allowance for doubtful accounts was as follows for the years ended December 31 *(in thousands)*:

	2006	2005	2004
Balance, beginning of year	$461	$429	$270
Provisions in general and administrative expense	30	81	231
Write-offs against allowance	(61)	(49)	(72)
Balance, end of year	$430	$461	$429

Activity within the accrual for sales returns and allowances was as follows for the years ended December 31 *(in thousands)*:

	2006	2005	2004
Balance, beginning of year	$ 320	$267	$200
Provisions against revenues	350	114	74
Write-offs against allowance	(378)	(61)	(7)
Balance, end of year	$ 292	$320	$267

Advertising Costs — We expense advertising costs as incurred. Advertising costs amounted to approximately $671,000, $367,000, and $184,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Income Taxes — Deferred tax assets and liabilities are provided based upon the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carryforwards, using enacted tax rates expected to be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that these assets may not be realized.

Stock-Based Compensation — At December 31, 2006, we had three stock-based compensation plans, which are described in Note 5. In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), *Share-Based Payment* (SFAS No. 123R). This Statement is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), and supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25). SFAS No. 123R requires a company to measure the grant date fair value of equity awards given to employees in exchange for services and recognize that cost over the period that such services are performed.

Prior to adopting SFAS No. 123R on January 1, 2006, we accounted for stock-based compensation using the intrinsic value method described in APB No. 25. We have applied the modified prospective method in adopting SFAS No. 123R. Accordingly, periods prior to adoption have not been restated and are not directly comparable to periods after adoption. Under the modified prospective method, compensation cost recognized in 2006 includes

(a) compensation cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, less estimated forfeitures, and (b) compensation cost for all share-based awards granted and vested subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R.

Had we used the fair value method to measure compensation related to stock awards to employees, with the measurement date being the date of grant, pro forma net income and pro forma earnings per share in 2005 and 2004 would have been as follows (*in thousands, except per share data*):

	Year Ended December 31,	
	2005	2004
Net income, as reported	$ 4,332	$2,383
Add: employee stock-based compensation expense included in reported net income	31	21
Less: employee stock-based compensation expense determined under fair value method	(1,701)	(412)
Pro forma net income	$ 2,662	$1,992
Basic earnings per share		
As reported	$ 0.24	$ 0.22
Pro forma	$ 0.15	$ 0.18
Diluted earnings per share		
As reported	$ 0.22	$ 0.14
Pro forma	$ 0.14	$ 0.11

The impact of adopting SFAS No. 123R on January 1, 2006 in 2006 resulted in incremental stock-based employee compensation expense of approximately $2.4 million, and caused net income for 2006 to decrease by that amount and basic and diluted earnings per share for 2006 to decrease by $0.13 and $0.12 per share, respectively. We recorded no provision or benefit for income tax in 2006 for stock-based compensation due to our net loss carryforward position.

We have adopted the simplified computational method for determining the available pool of excess tax benefits related to awards vested prior to adoption of SFAS No. 123(R).

Stock Options

The weighted average remaining contractual term and the aggregate intrinsic value for options outstanding at December 31, 2006 were 7.6 years and $24.1 million, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options exercisable at December 31, 2006 were 6.4 years and $16.7 million, respectively. The aggregate intrinsic value of options exercised in 2006, 2005, and 2004 was $6.2 million, $4.1 million, and $150,000, respectively.

We estimate the fair value of each option award issued under our stock option plans on the date of grant using a Black-Scholes option-pricing model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of our common stock. We base the expected term of the options on our historical option exercise data taking into consideration the exercise patterns of the option holder during the option's life. We base the risk-free interest rate on the U.S. Treasury yield curve in effect at the time of the grant for a term approximately equivalent to the expected life of the options.

	Year Ended December 31,		
	2006	2005	2004
Risk-free interest rate	4.7%	4.2%	3.5%
Expected volatility	61.4%	64.7%	67.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life in years	4.5	4.0	4.0

Based on the above assumptions, the weighted average estimated fair value of options granted in 2006, 2005, and 2004 was $9.62, $6.93, and $5.58 per share, respectively. We estimate expected forfeitures related to option grants at an annual rate of 17%.

Other reasonable assumptions about these factors could provide different estimates of fair value. Future changes in stock price volatility, life of options, interest rates, forfeitures and dividend practices, if any, may require changes in our assumptions, which could materially affect the calculation of fair value for future option grants.

Total unrecognized stock-based compensation expense related to our unvested stock options, which we expect to be incurred and recognized over a weighted average period of 3.2 years, amounted to $6.9 million at December 31, 2006.

Employee Stock Purchase Plan

We estimate the fair value of each award issued under our Employee Stock Purchase Plan (ESPP) on the date of grant using a Black-Scholes option-pricing model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of our common stock. The expected term of ESPP shares is the average of the remaining purchase periods under each offering period. We base the risk-free interest rate on the U.S. Treasury yield curve in effect at the time of the grant for a term approximately equivalent to the expected life of the options.

	Year Ended December 31,		
	2006	2005	2004
Risk-free interest rate	4.8%	3.1%	1.7%
Expected volatility	61.5%	66.0%	69.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life in years	0.5	0.5	0.6

Based on the above assumptions, the weighted average estimated fair value of awards issued under the ESPP in 2006, 2005, and 2004 was $5.46, $4.08, and $3.66 per share, respectively. Total unrecognized stock-based compensation expense related to our ESPP, which we expect to be recognized over a weighted average period of 0.1 years, amounted to approximately $9,000 at December 31, 2006.

Off-Balance-Sheet Risk and Concentration of Credit Risk — Financial instruments that potentially expose us to concentrations of credit risk primarily consist of cash and equivalents, investments and accounts receivable. We have no significant off-balance-sheet risks such as those associated with foreign exchange contracts, option contracts or other foreign exchange hedging arrangements. With respect to concentration of credit risk, we have cash investment policies which, among other things, limit investments to investment-grade securities.

We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses, and such losses have been within management's expectations.

During the year ended December 31, 2006 and 2005, no customer accounted for more than 10% of our total revenues. During the year ended December 31, 2004, we had two customers, CK Japan and Color Kinetics Distribution, Inc. (an unrelated party), that accounted for 11% and 13% of total revenues, respectively. At December 31, 2005, we had one customer that accounted for 11% of total accounts receivable.

Geographic Information — We have derived revenues from sales primarily from customers based in the United States of America, Europe and Asia, as follows *(in thousands)*:

	Year Ended December 31,		
Location of Customers	**2006**	**2005**	**2004**
United States of America	$38,834	$33,474	$26,603
Asia	9,417	10,825	8,011
Europe	8,680	3,880	2,832
Canada	4,455	2,143	1,359
Other	4,038	2,585	1,345
Total	$65,424	$52,907	$40,150

Substantially all of our long-lived assets are located in the United States of America.

Foreign Currency — The assets and liabilities of our foreign subsidiaries, as well as our investment in CK Japan, are translated from the local functional currency into U.S. Dollars at year-end exchange rates, and revenues and expenses of our foreign subsidiaries are translated at average rates prevailing during the year. Resulting translation adjustments are accumulated as part of accumulated other comprehensive income (loss). Transaction gains or losses are recognized in income or loss currently. Transaction gains and losses are not material for any period presented.

Comprehensive Income — Comprehensive income includes all changes in equity during a period except those resulting from investing by owners and distributions to owners. For the years ended December 31, 2006, 2005 and 2004, comprehensive income is composed of our net income, currency translation adjustments, and unrealized holding gains (losses) on our available-for-sale investments.

New Accounting Pronouncements — In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Measurement of the tax uncertainty occurs if the recognition threshold has been met. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will be effective for fiscal years beginning after December 15, 2006. We are evaluating our tax positions and do not expect that FIN 48 will have a significant effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, (SFAS No. 157)which formally defines fair value, creates a standardized framework for measuring fair value in generally accepted accounting principles, and expands fair value measurement disclosures. SFAS No. 157 will be effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, (SFAS No. 159) which upon adoption would allow entities to choose to measure many financial instruments and certain other items at fair value through earnings. The standard allows the fair value measurement to be applied instrument by instrument, is irrevocable for any instruments for which such selection is made, and applies to the entire instrument. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not currently have any instruments for which such election could be made, and therefore, we do not believe adoption will have a material effect on our consolidated financial statements.

3. Investments

A summary of our investments available for sale by major security type (including $60.9 million classified as cash equivalents) at December 31, 2006 was as follows *(in thousands)*:

Security Type	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Commercial paper	$11,389	$—	$ —	$11,389
Auction rate securities	3,500	—	—	3,500
U.S. government obligations	31,778	5	(15)	31,768
Money market funds	53,290	—	—	53,290
Total	$99,957	$ 5	$(15)	$99,947

The fair value of investments available for sale held at December 31, 2006, by contractual maturity, was as follows *(in thousands)*:

Due in one year or less	$82,468
Due after one year	17,479
Total	$99,947

A summary of our investments available for sale by major security type (including $21.9 million classified as cash equivalents) at December 31, 2005 was as follows *(in thousands)*:

Security Type	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Commercial paper	$ 8,712	$—	$ —	$ 8,712
Auction rate securities	3,500	—	—	3,500
U.S. government obligations	8,989	—	(83)	8,906
Money market funds	14,916	—	—	14,916
Total	$36,117	$—	$(83)	$36,034

4. Earnings Per Share

Basic earnings per share is calculated using the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the dilutive effect of outstanding stock options, stock warrants, and redeemable convertible preferred stock using the treasury stock method. Preferred shares converted to common shares in connection with our initial public offering on June 22, 2004 were included in the weighted average computations of diluted earnings per share until the date of actual conversion on an if-converted basis and in the weighted average computations of basic earnings per share from the date of such conversion.

For the years ended December 31, 2006, 2005, and 2004, outstanding stock options to purchase approximately 976,000, 527,000 and 50,000 shares of common stock, respectively, were excluded from the calculation of diluted earnings per share, because these options were antidilutive.

A reconciliation of shares used in the computation of basic earnings per share and diluted earnings per share is as follows *(in thousands)*:

	Year Ended December 31,		
	2006	2005	2004
Weighted average shares for basic computation	18,871	18,177	10,906
Potential common shares from:			
Options	974	1,010	1,071
Warrants	431	443	425
Redeemable convertible preferred stock	—	—	5,085
Weighted average shares for diluted computation	20,276	19,630	17,487

On a pro forma basis, earnings per basic share for the year ended December 31, 2004 would have been $0.15 per share if the conversion of redeemable convertible preferred stock to common stock in connection with our initial public offering had occurred at the beginning of all periods in which such preferred shares were outstanding.

5. Stockholders' Equity

Preferred Stock — Our Board of Directors is authorized to establish one or more series of preferred stock and to fix and determine the number and conditions of preferred shares, including dividend rights, redemption and/or conversion provisions, if any, preferences and voting rights. At December 31, 2006, our Board of Directors had not established any series of preferred stock.

Redeemable Convertible Preferred Stock — In January and February 2004, we issued 3,484,849 shares of Series F Redeemable Convertible Preferred Stock (Series F Preferred Stock) at $3.754269 per share. In February 2002 and December 2001, we issued 2,387,202 and 3,451,792 shares of Series E Redeemable Convertible Preferred Stock (Series E Preferred Stock) at $2.8834 per share, respectively. In March 2001, we issued 1,524,633 shares of Series D Redeemable Convertible Preferred Stock at $4.7495 per share. In December 2000, we issued 1,200,744 shares of Series D and D-1 Redeemable Convertible Preferred Stock (Series D and D-1 Preferred Stock) at $4.7495 per share. In December 1999, we issued 3,355,897 shares of Series C Redeemable Convertible Preferred Stock (Series C Preferred Stock) at $3.88 per share. In December 1998, we issued 1,020,285 shares of Series A Redeemable Convertible Preferred Stock (Series A Preferred Stock) at $0.8256 per share and 3,956,208 shares of Series B Redeemable Convertible Preferred Stock (Series B Preferred Stock) at $1.1008 per share. All outstanding classes of preferred stock are referred to hereafter as the "Preferred Stock."

In connection with our initial public offering, all 20,381,610 shares of our Preferred Stock then issued and outstanding were converted into 11,069,031 shares of common stock.

The following is a summary of share activity for our Preferred Stock, by series *(in thousands)*:

	A	B	C	D and D-1	E	F	Total
Balance — January 1, 2004	1,020	3,956	3,356	2,726	5,839	—	16,897
Issued	—	—	—	—	—	3,485	3,485
Conversion to common shares	(1,020)	(3,956)	(3,356)	(2,726)	(5,839)	(3,485)	(20,382)
Balance — December 31, 2004, 2005, and 2006	—	—	—	—	—	—	—

The following is a summary of changes in the carrying value, which represents redemption value and liquidation preference, of Preferred Stock, by series *(in thousands)*:

	A	B	C	D and D-1	E	F	Total
Balance — January 1, 2004	$ 843	$ 4,355	$ 13,021	$ 12,944	$ 16,836	$ —	$ 47,999
Issued	—	—	—	—	—	13,083	13,083
Conversion to common shares	(843)	(4,355)	(13,021)	(12,944)	(16,836)	(13,083)	(61,082)
Balance — December 31, 2004, 2005, and 2006	$ —	$ —	$ —	$ —	$ —	$ —	$ —

Stock Options — We have two stockholder-approved stock option plans: the 1998 Stock Option Plan (1998 Plan) and the 2004 Stock Incentive Plan (2004 Plan). These plans permit the granting of stock awards to officers, members of the Board of Directors, employees and consultants. The 1998 Plan terminated in 2004 and no further awards may be granted under it, but existing awards remain outstanding in accordance with their terms. Awards under the 2004 Plan may include stock options (both incentive and nonqualified), restricted and unrestricted grants of stock, grants of stock contingent upon the attainment of performance goals, and stock appreciation rights. The 2004 Plan initially authorized the grant of up to 1,000,000 shares of common stock and includes an "evergreen" feature so that such number will automatically increase on June 25th of each year from 2005 through 2009 by 150,000 shares per year. On May 25, 2005, our shareholders approved an amendment to the 2004 Plan increasing the number of shares authorized under the 2004 Plan by 500,000, and on May 24, 2006, our shareholders approved an amendment to the 2004 Plan increasing the number of shares authorized under the 2004 Plan by 1,000,000, so that the maximum cumulative number of shares with respect to which awards may be granted under the 2004 Plan is 3,250,000. Our general policy for issuances of shares upon exercise of stock options is for such shares to be issued from the pool of available shares of common stock. We have not, to date, reacquired shares in the open market to satisfy option exercises. The options are issued at an exercise price of no less than the current market price on the date of grant and generally vest over four years and have terms of ten years. For options granted prior to our initial public offering on June 22, 2004, our Board of Directors determined the fair value of our common stock in its good faith judgment at each option grant date for grants under the 1998 Plan considering all relevant factors, including financial and operating performance and recent transactions in our capital stock. At December 31, 2006, a total of 2,800,000 shares of common stock were authorized for issuance under the 2004 Plan, of which 1,150,355 shares were available for grant. Under the foregoing plans, we have issued incentive and non-qualified stock options, as well as unrestricted stock awards and deferred stock awards in lieu of cash compensation.

The following is a summary of stock option activity under both plans *(in thousands, except per share data)*:

	Shares	Exercise Price	Weighted Average Exercise Price
Outstanding at January 1, 2004	1,626	$ 0.04 - 9.00	$ 3.96
Granted	912	6.76 - 16.10	12.88
Exercised	(22)	3.50 - 9.00	5.29
Forfeited	(61)	3.50 - 15.94	4.66
Outstanding at December 31, 2004	2,455	0.04 - 16.10	7.24
Granted	809	9.90 - 17.05	13.34
Exercised	(451)	0.04 - 10.80	3.97
Forfeited	(237)	3.50 - 16.10	11.00
Outstanding at December 31, 2005	2,576	0.04 - 17.05	9.39
Granted	489	15.12 - 20.99	17.96
Exercised	(465)	0.04 - 17.05	5.88
Forfeited	(140)	3.50 - 18.49	12.84
Outstanding at December 31, 2006	2,460	$ 0.24 - 20.99	$11.56
Exercisable at December 31, 2004	1,117	$ 0.04 - 10.00	$ 4.02
Exercisable at December 31, 2005	1,158	$ 0.04 - 16.10	$ 5.68
Exercisable at December 31, 2006	1,252	$ 0.24 - 18.49	$ 8.03

The following table sets forth information regarding options outstanding under both stock option plans at December 31, 2006 *(in thousands)*:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 0.24 - 1.00	40	2.29	$ 0.50	40	$ 0.50
3.50	423	5.70	3.50	417	3.50
3.88 - 6.76	307	5.30	5.63	269	5.50
7.00 - 10.98	248	7.36	9.61	133	9.43
11.32 - 12.28	273	8.50	12.02	101	11.97
14.23 - 15.94	237	8.96	14.83	60	14.69
16.10	362	7.96	16.10	184	16.10
16.25 - 16.90	293	9.23	16.63	43	16.41
17.05 - 20.82	222	9.45	18.78	5	17.21
20.99	55	9.78	20.99	—	—
$ 0.24 - 20.99	2,460	7.57	$11.56	1,252	$ 8.03

Employee Stock Purchase Plan — Our ESPP, approved by our shareholders in 2004, initially permitted eligible employees to purchase up to a maximum of 150,000 shares of our common stock, and contains an "evergreen" feature whereby such number shall increase on each of the first five anniversaries of the effective date of the plan by the lesser of 50,000 shares or an amount determined by the Board of Directors. The maximum shares available for issuance and purchase by employees is 400,000. The purchase price is determined as the lesser of 85% of the market value of such shares at the beginning or end of a six-month offering period. In 2006 and 2005, we issued 22,917 shares and 31,517 shares, respectively, with weighted average purchase prices of $11.39 and $8.79 per share, respectively, under the ESPP. At December 31, 2006, a total of 250,000 shares of common stock were authorized for issuance under the plan, of which 195,566 shares were available for issuance.

Warrants — In November 1998, we issued to two members of our Board of Directors Class A warrants to acquire a total of 410,189 shares of our common stock at $2.38 per share, and Class B warrants to acquire a total of 149,149 shares of our common stock at $2.98 per share. The warrants vested 50% upon grant date and the remainder vested monthly over two years following grant date. We computed the fair value for 50% of the warrants using the Black-Scholes option-pricing model. The value of these warrants was immaterial to the financial statements. The remaining 50% of the warrants are for services as members of the Board of Directors and were accounted for using the intrinsic value method until vested.

The following is a summary of warrants activity (*in thousands*):

	Class A	Class B	Total
Outstanding at January 1, 2004	410	149	559
Exercised	(4)	(1)	(5)
Forfeited	(1)	—	(1)
Outstanding at December 31, 2004 and 2005	405	148	553
Exercised	(382)	(70)	(452)
Outstanding and exercisable at December 31, 2006	23	78	101

Shares Reserved for Future Issuance — At December 31, 2006, approximately 4,500,000 million shares of common stock are reserved for issuance on the exercise of outstanding stock options under the 1998 Plan and warrants, and the issuance of common stock under the 2004 Plan and the ESPP.

6. Income Taxes

As of December 31, 2006, we had federal net operating loss carryforwards of approximately $30.0 million available to offset future taxable income, if any. In addition, we have approximately $1.6 million of federal and state research and development tax credits available to reduce future taxes payable. These loss and credit carryforwards expire in varying amounts beginning in 2008 through 2023. The occurrence of certain events, including significant changes in ownership interests, may limit the amount of those assets available to be used in any given year.

The components of the provision for income taxes consisted of the following for the years ended December 31 (*in thousands*):

	2006	2005	2004
Current tax expense	$ —	—	—
Deferred tax expense (benefit)	(1,141)	(186)	173
Research credits generated	(461)	(277)	(372)
Net operating losses utilized	961	1,275	1,301
Valuation allowance increase (decrease)	641	(812)	(1,102)
Provision for income taxes	$ —	$ —	$ —

A reconciliation of the federal statutory rate to the effective rate is as follows for the years ended December 31:

	2006	2005	2004
Federal	34%	35%	34%
State, net of federal benefit	4	3	6
Tax credits generated	(14)	(6)	(16)
Valuation allowance	(24)	(32)	(24)
Effective rate	—%	—%	—%

The components of our net deferred tax assets are as follows at December 31 *(in thousands)*:

	2006	2005
Net operating loss carryforwards	$ 8,942	$ 9,903
Research and development credits	1,636	1,175
Restructuring accrual	92	239
Inventory reserve	356	262
Bad debts and sales return allowances	274	297
Warranty reserve	383	333
Stock compensation	486	—
Depreciation	607	(81)
Other	261	268
Valuation allowance	(13,037)	(12,396)
	$ —	$ —

We have recorded a full valuation allowance against our net deferred tax assets as of December 31, 2006 and 2005 because the future realization of such assets is uncertain. The change in the valuation allowance of approximately $641,000 and $(812,000) in the years ended December 31, 2006 and 2005, respectively, was primarily related to the utilization or creation of tax loss carryforwards.

7. Retirement Plan

We maintain a 401(k) retirement and savings plan (the 401(k) Plan) covering all employees. The 401(k) Plan allows each participant to contribute up to 100% of base wages up to an amount not to exceed an annual statutory maximum. We may contribute a discretionary matching contribution. Our matching contribution for the years ended December 31, 2006 and 2005 amounted to approximately $150,000 and $125,000, respectively. We made no matching contributions for the year ended December 31, 2004.

8. Related Party Transactions

In March 2001, we entered into a joint venture agreement with Yamigiwa to form CK Japan. We invested $165,260 and contributed certain intellectual property rights (recorded at carryover basis of $0) in exchange for 50% ownership of the joint venture. Effective December 31, 2006, we terminated our joint venture agreement with Yamagiwa and sold our 50% ownership interest in CK Japan to Yamagiwa. Through December 31, 2006, we accounted for this investment using the equity method of accounting, whereby we recorded our share of the joint venture's earnings or losses. In addition, we eliminated the profit associated with inventory sold to and held by CK

Japan at the end of each period prior to December 31, 2006. The activity in the investment in the joint venture was as follows *(in thousands)*:

	Year Ended December 31,		
	2006	2005	2004
Carrying value of investment, beginning of year	$ 887	$557	$289
Equity in earnings (loss) of joint venture	(49)	223	334
Translation adjustments and other items of comprehensive income of investment	49	107	(66)
Dissolution of joint venture	(887)	—	—
Carrying value of investment, end of year	$ —	$887	$557

Our equity in loss of joint venture for the year ended December 31, 2006 in the amount of $49,000 reflects our $12,000 proportionate share of CK Japan's 2006 net loss, a $100,000 loss on sale of our ownership interest, and an offsetting $63,000 gain associated with reclassification into income of the cumulative translation adjustment at the date of sale. In December 2006, we received from Yamagiwa the net proceeds from sale of our ownership interest in CK Japan.

Summary financial information for CK Japan is as follows as of and for the years ended December 31 *(in thousands)*:

	December 31,	
	2006	2005
Current assets	$4,560	$6,327
Non-current assets	433	617
Current liabilities	3,062	5,042
Non-current liabilities	156	129

	Year Ended December 31,		
	2006	2005	2004
Revenues	$9,111	$10,659	$12,448
Gross profit	3,231	4,995	6,619
Income from operations	135	804	1,207
Net income (loss)	(22)	444	685

For the years ended December 31, 2006, 2005 and 2004, we recognized revenues from product sales to CK Japan of approximately $3,354,000, $4,771,000, and $4,292,000, respectively. As of December 31, 2006 and 2005, total accounts receivable outstanding from CK Japan were approximately $82,000 and $249,000, respectively. As of December 31, 2006 and 2005, we had no outstanding accounts payable with CK Japan.

We purchase certain raw material components from Cree, Inc., a stockholder which owned more than 5% of our outstanding shares until December 2006. During 2006, 2005 and 2004, while Cree owned more than 5% of our stock, we purchased LEDs from Cree for an aggregate amount of approximately $4.0 million, $3.5 million and $766,000, respectively. As of December 31, 2005, total accounts payable outstanding to Cree were approximately $63,000. In addition during 2006, 2005, and 2004, we recognized revenues from product sales to Cree of approximately $0, $4,000, and $150,000, respectively. As of December 31, 2005, we had no accounts receivable from Cree.

9. Restructuring

During 2001, we implemented a restructuring plan to reorganize our operations. Included in the restructuring charge was an estimated loss of approximately $3,255,000 for the minimum future rent commitment under our office facility lease due to the abandonment of a portion of the leased facility offset by estimated future sublease income. During 2003, we increased our accrued restructuring liability by approximately $161,000 to reflect changes in estimate related to amounts to be received under the lease payment commitment. Amounts carried on the accompanying balance sheets represent amounts due under leases for abandoned space, net of anticipated sublease income.

The following details the accrued restructuring reserves and related activity in the reserves through December 31, 2006 *(in thousands)*:

Accrued restructuring costs as of January 1, 2004	$1,460
Cash paid, net of sublease income received	(427)
Accrued restructuring costs as of December 31, 2004	1,033
Cash paid, net of sublease income received	(405)
Accrued restructuring costs as of December 31, 2005	628
Cash paid, net of sublease income received	(385)
Accrued restructuring costs as of December 31, 2006	$ 243

10. Commitments and Contingencies

Commitments — We lease certain facilities, including our corporate headquarters, under non-cancelable operating lease arrangements expiring through January 31, 2017. We entered into a sublease through August 31, 2007 relating to certain vacated space, pursuant to which we expect to receive sublease income that will partially offset the above lease obligations.

Set forth in the table below is information concerning our known contractual obligations regarding leasing arrangements as of December 31, 2006 (excluding the impact of contractual obligations associated with a lease entered into in January 2007 for our new corporate headquarters, as described below) that are fixed and determinable *(in thousands)*:

Year Ended December 31,	
2007	$1,529
2008	205
2009	210
2010	215
2011	220
Thereafter	476
Total	$2,855

Note that the above table does not reflect $367,000 of sublease income that we expect to receive during 2007.

Rent expense was approximately $1.3 million, $1.0 million, and $984,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Contingent rents are expensed as incurred and were immaterial in all years presented.

In January 2007, we entered into a ten-year lease for our new corporate headquarters to be located in Burlington, Massachusetts commencing September 1, 2007. Annual fixed lease payments beginning September 1,

2007 are approximately $1.4 million for each of the first five years of the lease and $1.5 million for each of the last five years of the lease. The lease also contains two five-year renewal options. In connection with executing the lease in January 2007, we provided the lessor with a security deposit in the form of an irrevocable letter of credit in the amount of $467,000. The letter of credit may be reduced to $232,000, if we meet certain conditions, at the end of the seventh full lease year.

To control overall quality, we purchase LED components on behalf of our contract manufacturers. Once these components are sold to the contract manufacturer, the contract manufacturer is responsible to us for any loss incurred prior to completion of the manufacturing process. In connection with our procurement of raw materials transacted with our outsourced contract manufacturers, we have the legal right to set off amounts owed to us from the contract manufacturers against accounts payable owed to the contract manufacturers for manufacture of finished goods inventory.

Contingencies —

Super Vision International, Inc.

On December 4, 2006, we entered into a settlement and license agreement with Super Vision International, Inc. (Super Vision) ending all pending litigation between the two companies. Super Vision will pay us $825,000 in equal installments over twelve months commencing January 2007 as settlement for all past claims we had against Super Vision, including the amounts awarded to us by the U.S. District Court for the District of Massachusetts, as well as future royalties on the manufacture and sale of Super Vision's LED-based lighting products. Furthermore, Super Vision dropped its pending claim of infringement against us with respect to U.S. patent 4,962,687 in the U.S. District Court for the Eastern District of Texas, and granted us a royalty free license to that patent.

TIR Systems, Ltd.

In December 2003, we filed a lawsuit against TIR Systems Ltd. (TIR), a Canadian corporation, in the United States District Court for the District of Massachusetts. In this litigation, we allege that certain products of TIR infringe three of our patents. Our complaint was later amended to add a fourth patent. TIR has filed counterclaims seeking declarations that its products do not infringe and that the patents are invalid. We believe that these claims by TIR are without merit. We have since added four more patents to the suit and added breach of contract and theft of trade secret claims to our complaint.

In January 2006, we filed a lawsuit against TIR in the Federal Court of Canada. In this litigation, we allege that several TIR Destiny products and TIR's LEXEL technology infringe our Canadian patent. TIR has filed counterclaims seeking declarations that its products do not infringe and that the patent is invalid. We believe that these claims by TIR are without merit.

11. Segments

We operate in two distinct segments. These segments are identified by reference to the manner in which our management allocates resources and assesses the business, which is generally by the type of customer each segment serves. The first segment is "Lighting Systems," through which we offer LED lighting systems under the Color Kinetics brand for installation in lighting projects where their use has typically been specified by a designer or architect. The second segment is "OEM and Licensing," through which we offer a standard line of LED lighting modules, custom components and other products that can be incorporated by manufacturers in products sold under their own brands. Included also in the OEM and Licensing segment is the licensing of our technology.

Direct contribution margin includes direct costs normally associated with costs of revenues and additional direct costs, such as direct selling expenses, included in other expense categories contained in the accompanying consolidated statements of operations. Based on available information, we do not generate information regarding indirect costs by segment or assets or cash flows by segment, and hence, such information is not provided below.

The information set forth below is prepared in accordance with the accounting principles referred to in Note 2, with the exception that direct costs include some expenses normally allocated to different expense categories in our consolidated statements of income. There are no inter-segment transactions.

The following tables set forth segment information for the years ended December 31, 2006, 2005 and 2004, reconciled to our accompanying consolidated statements of operations *(in thousands)*:

Year Ended December 31, 2006	Lighting Systems	OEM and Licensing	Total
Revenues	$58,300	$7,124	$65,424
Cost of revenues	26,297	2,507	28,804
Gross profit	32,003	4,617	36,620
Other direct costs	17,787	1,441	19,228
Direct contribution margin	$14,216	$3,176	17,392
Reconciling items to income from operations:			
Unallocated selling and marketing			2,131
Unallocated research and development			2,017
Unallocated general and administrative			12,845
Income from operations			$ 399

Year Ended December 31, 2005	Lighting Systems	OEM and Licensing	Total
Revenues	$44,156	$8,751	$52,907
Cost of revenues	21,006	3,894	24,900
Gross profit	23,150	4,857	28,007
Other direct costs	11,663	1,142	12,805
Direct contribution margin	$11,487	$3,715	15,202
Reconciling items to income from operations:			
Unallocated selling and marketing			1,490
Unallocated research and development			1,831
Unallocated general and administrative			9,396
Income from operations			$ 2,485

Color Kinetics Incorporated

Notes to Consolidated Financial Statements — (Continued)

Year Ended December 31, 2004	Lighting Systems	OEM and Licensing	Total
Revenues	$34,435	$5,715	$40,150
Cost of revenues	16,777	3,075	19,852
Gross profit	17,658	2,640	20,298
Other direct costs	8,514	753	9,267
Direct contribution margin	$ 9,144	$1,887	11,031
Reconciling items to income from operations:			
Unallocated selling and marketing			1,216
Unallocated research and development			1,543
Unallocated general and administrative			6,741
Income from operations			$ 1,531

12. Selected Quarterly Financial Data (unaudited) *(in thousands, except per share data)*:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006:				
Revenues	$14,658	$15,534	$17,070	$18,162
Gross profit	8,019	8,863	9,566	10,172
Income (loss) from operations	(431)	(168)	404	594
Net income	188	425	1,076	1,553
Diluted earnings per share	0.01	0.02	0.05	0.07
2005:				
Revenues	$11,516	$12,853	$14,058	$14,480
Gross profit	5,972	6,743	7,464	7,828
Income from operations	293	710	711	771
Net income	672	1,049	1,250	1,361
Diluted earnings per share	0.03	0.05	0.06	0.07

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

(a) Evaluation of disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2006. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (a) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and (b) accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based on the evaluation of our disclosure controls and procedures as of December 31, 2006, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on our assessment we believe that, as of December 31, 2006, our internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of its internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

(c) Changes in internal control over financial reporting

No changes in our internal control over financial reporting occurred during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Color Kinetics Incorporated
Boston, Massachusetts

We have audited management's assessment, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting* that Color Kinetics Incorporated and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report (which report is unqualified and contains an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, effective January 1, 2006), dated March 15, 2007, expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Boston, Massachusetts
March 15, 2007

Item 9B. *Other Information*

On November 6, 2006 Jeffrey A. Cassis, our Senior Vice President and Chief Operating Officer, was made eligible to participate in our 2006 senior management bonus plan and was assigned a bonus target equal to 27% of his base salary (pro-rata for his date of hire). The actual amount of his bonus was to be based on the following performance measures: (i) our achievement of our adjusted operating income goal (AOI goal) (which comprised 40% his bonus target); (ii) our achievement of our revenue goal (which comprised 40% of his bonus target); and (iii) his overall performance based on the achievement of certain goals and objectives set by his manager (the MBO goal) (which comprised 20% of his bonus target).

Achievement of at least 90% of the AOI goal was required for any payment of the portion of his bonus based on our achievement of the AOI Goal. We did not achieve the minimum under our AOI goal.

Achievement of at least 85% of the revenue goal was required for any payment of the portion of his bonus based on our achievement of our revenue goal. The percent of payment was determined based on a straight line linear scale and was equivalent to the percent of the Revenue Goal achieved with no maximum.

Achievement of at least 80% of his MBO goal was required for any payment of the portion of his bonus based on achievement by him of his MBO goal. The percent of payment was based on a straight line linear scale and was equivalent to the percent of his MBO goal achieved up to 120%.

As described in our Form 8-K filed February 12, 2007, the Board of Directors, following the recommendation of the Compensation Committee and its independent compensation consultants, awarded Mr. Cassis, along with our other executive officers, discretionary cash bonuses, which together with their bonus under the 2006 senior management bonus plans, resulted in total bonus payments to each of them equal to the amounts of their earned MBO Goal plus 92% of their non-MBO Goal bonus targets under the 2006 senior management bonus plans.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information regarding executive officers set forth under the caption "Executive Officers of the Registrant" in Item 1 of this Annual Report is incorporated herein by reference.

The information regarding directors set forth under the captions "Election of Three Directors", "Background Information About Our Directors Continuing in Office" and "Board Committees" appearing in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 23, 2007, to be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2006 (the Definitive Proxy Statement) is incorporated herein by reference.

The information regarding compliance with Section 16(a) of the Exchange Act set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" appearing in our Definitive Proxy Statement is incorporated herein by reference.

The information regarding the audit committee financial expert set forth under the caption "Audit Committee" appearing in our Definitive Proxy Statement is incorporated herein by reference.

The information regarding the audit committee set forth under the caption "Audit Committee" appearing in our Definitive Proxy Statement is incorporated herein by reference.

The information regarding our code of ethics set forth under the caption "Code of Ethics" appearing in our Definitive Proxy Statement is incorporated herein by reference.

Item 11. *Executive Compensation*

The information set forth under the captions "Compensation Committee Interlocks and Insider Participation," "Compensation of Directors and Executive Officers (other than information set forth under "Equity Compensation Plans") and "Compensation Committee Report" appearing in our Definitive Proxy Statement is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information set forth under the captions "Equity Compensation Plans" and "Stock Owned by Directors, Executive Officers and Greater Than 5% Stockholders" appearing in our Definitive Proxy Statement is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information set forth under the caption "Transactions with Related Persons, Promoters and Certain Control Persons" and "Independent Directors" appearing in our Definitive Proxy Statement is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services*

The information set forth under the captions "Independent Registered Public Accounting Firm Fees", and "Pre-Approval Policies and Procedures" appearing in our Definitive Proxy Statement is incorporated herein by reference.

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

The consolidated financial statements, financial statements schedules and exhibits listed below are filed as part of this report.

(1) Our consolidated financial statements, the notes thereto and the report of our independent registered public accounting firm are included under Item 8 of this Form 10-K.

(2) The following schedules should be read together with our consolidated financial statements:

None

(3) Exhibits

Documents listed below are being filed as exhibits in this Annual Report on Form 10-K. Documents followed by a footnote are not included herewith and, pursuant to Rule 12b-32 of the General Rules and Regulations promulgated by the SEC under the Securities Exchange Act of 1934 (the Act), reference is made to such documents as previously filed as exhibits with the SEC.

Exhibit No.	Description
3.2	Seventh Amended and Restated Certificate of Incorporation of Color Kinetics Incorporated(1)
3.4	Second Amended and Restated By-Laws of Color Kinetics Incorporated(1)
4.1	Specimen certificate for common stock of Color Kinetics Incorporated(1)
*10.1	1998 Incentive and Non-Statutory Stock Option Plan(1)
*10.2	2004 Employee Stock Purchase Plan(1)
*10.3	2004 Stock Incentive Plan(2)
10.5	Lease Agreement by and between Color Kinetics Incorporated and RAK Old South Associates Limited Partnership, dated as of April 25, 2000(1)
10.6	Letter from registrant to RAK Group, LLC exercising option to lease additional space, dated June 28, 2000(1)
10.7	Storage Space Lease Agreement by and between Color Kinetics Incorporated and RAK Old South Associates Limited Partnership, dated April 25, 2000(1)
10.8	Sublease Agreement by and between Color Kinetics Incorporated and SmartBargains, Inc., dated as of September 24, 2002(1)

Exhibit No.	Description
10.9	First Amendment to Sublease Agreement by and between Color Kinetics Incorporated and SmartBargains, Inc., dated as of October 30, 2002(1)
10.10	Lease by and between Color Kinetics Incorporated and Shenzhen Talfook Chong Industrial Co., LTD dated December 8, 2003(1)
*10.11	Letter from registrant to William J. Sims dated September 14, 2001, stating terms of employment(1)
10.12	Loan and Security Agreement by and between Color Kinetics Incorporated and Silicon Valley Bank dated September 2, 2003(1)
*10.13	Letter agreement by and between Color Kinetics Incorporated and William J. Sims, dated September 14, 2001(1)
*10.15	Letter agreement by and between Color Kinetics Incorporated and David Johnson, dated April 2, 2001 (1)
*10.16	Letter agreement by and between Color Kinetics Incorporated and Ihor Lys, dated April 2, 2001(1)
*10.17	Letter agreement by and between Color Kinetics Incorporated and Frederick M. Morgan, dated April 2, 2001(1)
*10.21	2005 Directors' Deferred Compensation Plan(3)
*10.22	Form of Incentive Stock Option Grant Letter(4)
*10.23	Form of Non-statutory Stock Option Grant Letter(5)
*10.24	Incentive Stock Option Agreement(6)
*10.25	Non-statutory Stock Option Agreement(7)
*10.27	Letter agreement by and between Color Kinetics Incorporated and George Mueller, dated April 11, 2006(8)
*10.28	Consulting agreement by and between Color Kinetics Incorporated and George Mueller, dated as of April 11, 2006(9)
*10.29	Amendment to the Chief Executive Officer Bonus Plan(10)
*10.30	Amendment to Color Kinetics Incorporated's Non-Employee Director Compensation Plan
10.31	Lease Agreement with Three Burlington Woods LLC dated January 8, 2007(11)
10.32	Expansion Option Agreement with Burlington Woods Office Trust No. 2, dated January 8, 2007(11)
*10.33	2007 Senior Management Bonus Plans
21.1	List of subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002 — William J. Sims
31.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002 — David K. Johnson
32.1	Certification Pursuant to Section 906 of Sarbanes-Oxley Act of 2002

* Management contract or compensatory plan or arrangement

(1) Incorporated by reference to the similarly numbered exhibit to our Registration Statement on Form S-1, File No. 333-114386.

(2) Incorporated by reference to Exhibit 4.3 on Form S-8 filed June 16, 2006

(3) Incorporated by reference to Exhibit 10.2 on Form 8-K filed August 2, 2005

(4) Incorporated by reference to Exhibit 10.1 on Form 8-K filed October 31, 2005

(5) Incorporated by reference to Exhibit 10.2 on Form 8-K filed October 31, 2005

(6) Incorporated by reference to Exhibit 10.21 on Form 10-K/A filed on December 30, 2005

(7) Incorporated by reference to Exhibit 10.22 on Form 10-K/A filed on December 30, 2005

(8) Incorporated by reference to Exhibit 99.1 on Form 8-K filed April 14, 2006

(9) Incorporated by reference to Exhibit 99.1 on Form 8-K filed June 6, 2006

(10) Incorporated by reference to Exhibit 10.29 on Form 10-Q filed on October 31, 2006

(11) Incorporated by reference to Exhibit 99.1 on Form 8-K filed January 10, 2007

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 15th day of March 2007.

COLOR KINETICS INCORPORATED

By: /s/ WILLIAM J. SIMS

William J. Sims
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WILLIAM J. SIMS William J. Sims	President and Chief Executive Officer (Principal Executive Officer)	March 15, 2007
/s/ DAVID K. JOHNSON David K. Johnson	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) .	March 15, 2007
/s/ ELISABETH ALLISON Elisabeth Allison	Director	March 15, 2007
/s/ JOHN E. ABELE John E. Abele	Director	March 15, 2007
/s/ NOUBAR B. AFEYAN Noubar B. Afeyan	Director	March 15, 2007
/s/ GARO H. ARMEN Garo Armen	Director	March 15, 2007
/s/ MICHAEL HAWLEY Michael Hawley	Director	March 15, 2007
/s/ GEORGE G. MUELLER George G. Mueller	Director	March 15, 2007
/s/ WILLIAM K. O'BRIEN William K. O'Brien	Director	March 15, 2007
/s/ JAMES F. O'CONNOR James F. O'Connor	Director	March 15, 2007

BOARD OF DIRECTORS

Elisabeth Allison, Ph.D.*‡
Chairperson, Color Kinetics
Senior Partner, ANZI Ltd.
Director, Clear Path LLC
Director, Capital Research & Management Corp.
Director, MSPCA

John E. Abele‡
Founder Chairman, Boston Scientific
Owner, Ringbridge Center & Institute
Chairman, FIRST

Noubar B. Afeyan, Ph.D.†
Managing Partner & Chief Executive Officer, Flagship Ventures
Senior Lecturer, MIT Sloan School of Management & Biological Engineering Division
Director, Antigenics, Inc.

Garo H. Armen, Ph.D.†
Founding Chairman & Chief Executive Officer, Antigenics, Inc.
Managing General Partner, Armen Partners, LP

Michael Hawley, Ph.D.‡
Director, Eastman Kodak Company

George G. Mueller
Co-founder, Color Kinetics
Co-founder, Internet Securities

William K. O'Brien*†
Former Global Managing Partner, PricewaterhouseCoopers

James F. O'Connor, CPA*
Managing Director & Chief Executive Officer, The Chartwell Company

William J. Sims
President & Chief Executive Officer, Color Kinetics

* Audit Committee
† Compensation Committee
‡ Nominating and Corporate Governance Committee
Bold italic symbol denotes Chairperson

EXECUTIVE OFFICERS

William J. Sims
President & Chief Executive Officer

Jeffrey A. Cassis
Senior Vice President & Chief Operating Officer

David K. Johnson
Senior Vice President & Chief Financial Officer

Ihor A. Lys, Ph.D.
Co-founder & Chief Scientist

Frederick M. Morgan
Chief Technology Officer

MANAGEMENT TEAM

John J. Biasi
Vice President, Product Development

Ellen W. Bossert
Vice President, Marketing

John J. Daly
Vice President, OEM Sales

Kevin J. Dowling, Ph.D.
Vice President, Innovation

Daniel P. Gaudet
Deputy General Counsel, Licensing

Frank J. Hillery
Corporate Controller

Peter D. Karol
Vice President, General Counsel

Paula A. LaPalme
Vice President, Human Resources

Raymond M. Letasi
Vice President, APAC Lighting Systems Sales

Philip A. O'Donnell
Vice President, Americas, Europe & Middle East Lighting Systems Sales

Gordon M. Trawick
Vice President, Materials Management

STOCK LISTING

Color Kinetics' common stock is traded on the NASDAQ Stock Market LLC under the symbol CLRK.

INDEPENDENT AUDITORS

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
800.937.5449
www.amstock.com

OUTSIDE LEGAL COUNSEL

Foley Hoag LLP
Seaport World Trade Center West
155 Seaport Boulevard
Boston, MA 02210

ANNUAL MEETING

The annual meeting of stockholders will be held on Wednesday, May 23, 2007 at Foley Hoag LLP, Seaport World Trade Center West, 155 Seaport Boulevard, Boston, MA 02210.

STOCKHOLDER INQUIRIES

For more information about Color Kinetics or our common stock, or for a free copy of our Annual Report on Form 10-K, please contact:
Justine Alonzo
Investor Relations
at 617.701.2272 or
jalonzo@colorkinetics.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:
Statements in this Annual Report regarding Color Kinetics Incorporated's business that are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these statements involve risks and uncertainties, are only predictions and may differ materially from actual future events and results. For a discussion of such risks and uncertainties, see "Risk Factors" in the Company's most recent Annual Report on Form 10-K, as filed with the Securities and Exchange Commission.

www.colorkinetics.com

END

Color Kinetics Incorporated
10 Milk Street, Suite 1100
Boston, MA 02108

As of September 2007
3 Burlington Woods Road
Burlington, MA 01803
USA